424(b)(3)
Reg. No. 333-132847

PROSPECTUS
20,972,450 Shares
PHARMA-BIO SERV, INC.
Common Stock
OTC Bulletin Board Trading Symbol: PBSV

The selling stockholders may offer and sell from time to time up to an aggregate of 20,972,450 shares of our common stock that they own or that they may acquire from us upon exercise of warrants. For information concerning the selling stockholders and the manner in which they may offer and sell shares of our common stock, see “Selling Stockholders” and “Plan of Distribution” in this prospectus.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the warrants if and when the warrants are exercised.

On May 4, 2009, the last reported sale price for our common stock on the OTC Bulletin Board was $0.30 per share.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transactions that are not in the public market in the manner set forth under “Plan of Distribution.”

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is May 5, 2009

TABLE OF CONTENTS

Prospectus Summary	1
The Offering	3
Summary Of Financial Information	3
Risk Factors	4
Forward-Looking Statements	11
Use Of Proceeds	12
Selling Stockholders	12
Plan Of Distribution	15
Market For Common Stock And Stockholder Matters	17
Management’s Discussion And Analysis Of Financial Condition and Results of Operations	18
Business	27
Management	33
Executive Compensation	35
Principal Stockholders	38
Certain Relationships And Related Transactions	40
Description Of Capital Stock	41
Experts	43
Legal Matters	43
How To Get More Information	43
Financial Statements	F-1

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

GENERAL

Pharma-Bio Serv, Inc. is a Delaware corporation, organized in 2004 under the name Lawrence Consulting Group, Inc. In February 2006, our corporate name was changed to Pharma-Bio Serv, Inc.

On January 25, 2006, pursuant to an agreement and plan of merger among us, Plaza Acquisition Corp., Pharma-Bio Serv PR, Inc. (then known as Plaza Consulting Group, Inc. and referred to as “Pharma-PR”), and Elizabeth Plaza, the sole stockholder of Pharma-PR, Plaza Acquisition Corp. was merged into Pharma-PR, with the result that Pharma-PR became our wholly-owned subsidiary and our sole business became the business of Pharma-PR. This transaction is referred to in this prospectus as the reverse acquisition.

Pharma-PR business was established by Elizabeth Plaza as a sole proprietorship in 1993 and incorporated in 1997 to offer consulting services to the pharmaceutical industry. We have successfully grown our business operation by providing quality, value-added consulting services to the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies principally in Puerto Rico and the United States.

Our executive offices are located at Pharma-Bio Serv Building, Industrial Zone Lot 14, Barrio Higuillar, Dorado, Puerto Rico 00646.  Our telephone number is (787) 278-2709.

Our website is www.pharmabioserv.com. Information on our website or any other website is not part of this prospectus.

References to “we,” “us,” “our” and similar words in this prospectus refer to Pharma-Bio Serv, Inc. and its subsidiaries.

OVERVIEW

We are a compliance services consulting firm with headquarters in Puerto Rico, servicing the Puerto Rico, United States and Europe markets. We market our services to pharmaceutical, chemical, biotechnology and medical devices, and allied products companies. Among others, we provide compliance related consulting services in areas relating to compliance with regulations of the Food and Drug Administration (“FDA”) and matters relating to the introduction of new pharmaceutical products, project management, technology transfers, validation, other regulatory compliance, and training services. Our staff includes experienced engineering and life science professionals, and includes former quality assurance managers or directors, and experienced and trained professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

Our revenue is mostly derived from the consulting service fees referred above. The principal components of our costs of services are resource compensation (salaries and wages, independent contractors’ fees, taxes and benefits) and expenses relating to the performance of the services.

In the last quarter of 2008, we finished the development phase of our new microbiological testing laboratory facility (“Lab”) located in Puerto Rico. The Lab incorporates the latest technology and test methodologies meeting pharmacopeia industry standards and regulations. We plan to offer microbiological testing and related services to our core industries already serviced as well as the cosmetic and food industries.

On December 2008, we acquired through one of our subsidiaries the operations and assets of Integratek Corp. (“Integratek”), an information technology services and consulting firm based in Puerto Rico. With this acquisition we plan to broaden the portfolio of services that we can provide to our customer base and also target other potential customers in other industries.

Stock Distribution

On January 24, 2006, Pharma-Bio effected a share distribution with respect to our common stock pursuant to which we issued one additional share of common stock for each share of common stock outstanding on the record date, January 24, 2006. All share and per share information in this prospectus retroactively reflects such stock distribution.

Sale of Securities to the Selling Stockholders

On January 25, 2006, contemporaneously with the consummation of the acquisition of Pharma-PR, we sold, in a private placement, 47 units, each unit consisting of 25,000 shares of series A preferred stock, warrants to purchase 85,100 shares of common stock at $1.10 per share and warrants to purchase 85,100 shares of common stock at $1.65 per share. In the private placement, we issued an aggregate of 1,175,000 shares of series A preferred stock, warrants to purchase 3,999,700 shares of common stock at $1.10 per share, and warrants to purchase 3,999,700 shares of common stock at $1.65 per share, to 43 accredited investors. The warrants issued to the investors in the private placement are sometimes referred to as the “investor warrants”.

We paid brokerage commissions of 10% of the gross purchase price and an aggregate non-accountable expense allowance of 3% of the gross purchase price with respect to the units sold. In certain cases, the broker waived the commission and non-accountable expense allowance, and the investor paid the purchase price less the commission and non-accountable expense allowance. The purchase price for the 47 units sold was $11,750,000. Broker-dealers waived commission and non-accountable expense allowance with respect to $628,750, we paid commissions and non-accountable expense allowances totaling $898,750, and we issued to the brokers in the private placement warrants to purchase an aggregate of 1,439,892 shares of common stock. These warrants, which constitute compensation to the brokers, have an exercise price of $.7344 per share, and an original term of three years, which in January 2009 the Company’s Board of Directors extended for an additional year.

The certificate of designation setting forth the rights of the holders of the series A preferred stock provides that at such time as our certificate of incorporation is amended to increase the authorized capital stock to 10,000,000 shares of preferred stock and 50,000,000 shares of common stock, the series A preferred stock is automatically converted into common stock at the conversion ratio of 13.616 shares of common stock for each share of series A preferred stock. The warrants provide that they become exercisable upon the filing of such an amendment to our certificate of incorporation. On April 25, 2006, we amended and restated our certificate of incorporation to increase our authorized capital stock to 10,000,000 shares of preferred stock and 50,000,000 shares of common stock, at which time all of the outstanding shares of series A preferred stock were automatically converted into a total of 15,998,800 shares of common stock and the warrants became exercisable. The subscription agreement pursuant to which the series A preferred stock and warrants were issued required us to file a registration statement within 60 days after the effective date of the merger between Pharma-PR and Plaza Acquisition Corp., which was March 26, 2006. If we failed to file the registration statement by that date, we were required to issue 0.0003 shares of common stock for each share of common stock issued upon conversion of the series A preferred stock for each day we are late. Since we filed the registration statement three days late, we issued 14,401 shares of common stock to the former holders of the series A preferred stock.

The warrants issued in the private placement expire five years from the closing date and are callable by us if the closing price of the common stock is at least twice the exercise price of the warrants for twenty (20) consecutive trading days.

THE OFFERING

Common Stock Offered:	The selling stockholders are offering a total of 20,972,450 shares of common stock, of which 12,973,050 shares are outstanding and 7,999,400 shares are issuable upon exercise of warrants

Outstanding Shares of Common Stock:	20,751,215 shares[1,2]

Common Stock to be Outstanding After Exercise of Investor Warrants:	28,750,615 shares[1]

Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling stockholders. In the event that any selling stockholders exercise their warrants, we would receive the exercise price. If all warrants are exercised, we would receive approximately $11.0 million, all of which, if and when received, would be used for working capital and other corporate purposes.

(1)
As of April 13, 2009. Does not include a total of 5,570,316 shares of common stock, of which 2,500,000 shares are reserved for options, stock grants or other equity-based incentives under our 2005 long-term incentive plan, 3,053,816 shares are reserved for outstanding warrants other than the warrants held by the selling stockholders, and 16,500 shares are reserved for issuance as stock grants to employees.

(2)	As of April 13, 2009. Does not include the 7,999,400 shares of common stock issuable upon exercise of warrants held by the selling stockholders.

SUMMARY OF FINANCIAL INFORMATION

The following information as of October 31, 2008 and for the years ended October 31, 2008 and October 31, 2007 has been derived from our audited financial statements, which appear elsewhere in this prospectus.  The following information as of January 31, 2009 and for the three months ended January 31, 2009 and 2008 has been derived from our unaudited financial statements, which appear elsewhere in this prospectus.

Statement of Operations Information:

	Consolidated (in thousands, except per share data)
	Three Months Ended January 31,		Year Ended October 31,
	2009	2008	2008	2007
Revenues	$2,894	$3,604	$15,196	$16,205
Gross profit	862	1,362	5,790	6,824
Income before income taxes	124	502	2,509	3,337
Net income	19	283	1,488	1,901
Basic earnings per common share	0.009	0.014	0.07	0.10
Diluted earnings per common share	0.009	0.013	0.07	0.09

Consolidated Balance Sheet Information (in thousands):

	January 31, 2009	October 31, 2008
Working capital	$2,480	$2,537
Total assets	5,709	8,112
Total liabilities	1,622	4,060
Retained earnings	3,553	3,534
Stockholders’ equity	4,087	4,052

RISK FACTORS

This registration statement includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, certain statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from our forward-looking statements include those set forth in this Risk Factors section.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks That Relate to our Business

Because our business is concentrated in the pharmaceutical industry in Puerto Rico, any changes in that industry could impair our ability to generate revenue and realize a profit.

Since most of our business is performed in Puerto Rico for pharmaceutical, biotechnology, medical device and chemical manufacturing companies, our ability to generate revenue and realize a profit could be impaired by factors impacting Puerto Rico.  For example, changes in tax laws or regulatory, political or economic conditions, which discourage businesses from operating in Puerto Rico and changes in U.S. law or government regulations, which affect the need for services such as those provided by us could impair our ability to generate revenue and realize a profit.

Because our business is dependent upon a small number of clients, the loss of a major client could impair our ability to operate profitably.

Our business has been dependent upon a small number of clients.  During the three months ended in January 31, 2009 and 2008, and the years ended October 31, 2008 and 2007, a very small number of clients accounted for a disproportionately large percentage of our revenue.  For the three month periods ended in January 31, 2009 and 2008, four customers accounted for approximately 71% and 70% of total revenue, respectively.  In the years ended October 31, 2008 and 2007, three customers accounted for approximately 57% and 59% of total revenue, respectively.  The loss of or significant reduction in the scope of work performed for any major customer could impair our ability to operate profitably.  We cannot assure you that we will not sustain significant decreases in revenue from our major customers or that we will be able to replace any major customers or the resulting decline in revenue.

Since our business is dependent upon the development and enhancement of patented pharmaceutical products or processes by our clients, the failure of our clients to obtain and maintain patents could impair our ability to operate profitably.

Companies in the pharmaceutical industry are highly dependent on their ability to obtain and maintain patents for their products or processes. We are aware of some pharmaceutical companies with operations in Puerto Rico whose patent rights may expire in the near future. The inability to obtain new patents and the expiration of active patents may reduce the need for our services and thereby impair our ability to operate profitably.

We may be unable to pass on increased labor costs to our clients.

The principal components of our cost of revenues are employee compensation (salaries, wages, taxes and benefits) and expenses relating to the performance of the services we provide. We face increasing labor costs which we seek to pass on to our customers through increases in our rates. To remain competitive, we may not be able to pass these increased costs on to our clients, and, to the extent that we are not able to pass these increased costs on to our clients, our gross margin will be reduced.

Our cash requirements include payments due from our reverse merger transaction.

Pursuant to the merger agreement, we are required to make a final payment of $2.75 million.  Of this amount, $2,250,000 was paid in January 2009. We expect to pay the remaining balance during fiscal year 2009. This payment is not contingent upon our earnings, earnings before interest, taxes, depreciation and amortization or any other financial criteria. We may not have resources, other than from our operations, from which to make the payment and, even if we do have the available cash, our growth may be impaired if we use our cash for that purpose.

Consolidation in the pharmaceutical industry may have a harmful effect on our business.

In recent years, the pharmaceutical industry has undergone consolidation, and may in the future undergo further substantial consolidation which may reduce the number of our existing and potential customers.  The consolidation in the pharmaceutical industry may have a harmful effect on our business and or ability to maintain and replace customers.

Because the pharmaceutical industry is subject to government regulations, changes in government regulations relating to this industry may affect the need for our services.

Because government regulations affect all aspects of the pharmaceutical, biotechnology, medical device and chemical manufacturing industries, including regulations relating to the testing and manufacturing of pharmaceutical products and the disposal of materials which are or may be considered toxic, any change in government regulations could have a profound effect upon not only these companies but companies, such as ours, that provide services to these industries. If we are not able to adapt and provide necessary services to meet the requirements of these companies in response to changes in government regulations, our ability to generate business may be impaired.

Changes in tax benefits may affect the willingness of companies to continue or expand their operations in Puerto Rico.

Until 1996, the Internal Revenue Code provided certain tax benefits to pharmaceutical companies operating in Puerto Rico by enabling their Puerto Rico operations to operate free from federal income taxes. Partly as a result of the tax benefits, numerous pharmaceutical companies established facilities in Puerto Rico. In 1996, this tax benefit was eliminated, although companies that had facilities in Puerto Rico could continue to receive these benefits for ten years, at which time the benefits were set to expire. In order to promote business activities in Puerto Rico, in May 2008 the Puerto Rico government enacted a tax incentive law (“Act 73”). Act 73 provides tax exemption from various taxes, including income tax, and investment credits for activities similar to those of our customers and our company. The change in the tax laws may affect favorably or unfavorably the willingness of pharmaceutical companies to continue or to expand their Puerto Rico operations. To the extent that pharmaceutical companies choose to develop and manufacture products outside of Puerto Rico, our ability to generate new business may be adversely impaired.

Puerto Rico’s economy, including its governmental financial crisis, may affect the willingness of businesses to commence or expand operations in Puerto Rico.

As a result of Puerto Rico’s governmental financial crisis, businesses may be reluctant to establish or expand their operations in Puerto Rico. Further, since Puerto Rico’s economy is petroleum-based, the fluctuating price of oil, combined with Puerto Rico’s high level of debt, may make Puerto Rico a less attractive place to expand existing operations or commence new business activities. To the extent that companies in the pharmaceutical and related industries decide not to commence new operations or not to expand their existing operations in Puerto Rico, the market for our services may decline.

Other factors, including economic factors, may affect the decision of businesses to continue or expand their operations in Puerto Rico.

Companies in the pharmaceutical and related industries for which we perform service are subject to economic pressures, which affect their global operations and which may influence the decision to reduce or increase the scope of their operations in Puerto Rico. These companies consider a wide range of factors in making such a decision, and may be influenced by a need to consolidate operations, to reduce expenses, to increase their business in geographical regions where there are large customer bases, tax, regulatory and political considerations and many other factors. We can not assure you that our customers and potential customers will not make extensive reductions or terminate their operations in Puerto Rico entirely, which could significantly impair our ability to generate revenue.

If we are unable to protect our clients’ intellectual property, our ability to generate business will be impaired.

Our services either require us to develop intellectual property for clients or provide our personnel with access to our clients’ intellectual property. Because of the highly competitive nature of the pharmaceutical, biotechnology, medical device and chemical manufacturing industries and the sensitivity of our clients’ intellectual property rights, our ability to generate business would be impaired if we fail to protect those rights. Although all of our employees and contractors are required to sign non-disclosure agreements, any disclosure of a client’s intellectual property by an employee or contractor may subject us to litigation and may impair our ability to generate business either from the affected client or other potential clients. In addition, we are required to enter into confidentiality agreements and our failure to protect the confidential information of our clients may impair our business relationship.

We may be subject to liability if our services or solutions for our clients infringe upon the intellectual property rights of others.

It is possible that in performing services for our clients, we may inadvertently infringe upon the intellectual property rights of others. In such event, the owner of the intellectual property may commence litigation seeking damages and an injunction against both us and our client, and the client may bring a claim against us. Any infringement litigation would be costly, regardless of whether we ultimately prevail. Even if we prevail, we will incur significant expenses and our reputation would be hurt, which would affect our ability to generate business and the terms on which we would be engaged, if at all.

We may be held liable for the actions of our employees or contractors when on assignment.

We may be exposed to liability for actions taken by our employees or contractors while on assignment, such as damages caused by their errors, misuse of client proprietary information or theft of client property. Due to the nature of our assignments, we cannot assure you that we will not be exposed to liability as a result of our employees or contractors being on assignment.

To the extent that we perform services pursuant to fixed-price or incentive-based contracts, our cost of services may exceed our revenue on the contract.

Some of our revenue is derived from fixed-price contracts. Our costs of services may exceed revenue of these contracts if we do not accurately estimate the time and complexity of an engagement. Further, we are seeking contracts by which our compensation is based on specified performance objectives, such as the realization of cost savings, quality improvements or other performance objectives. Our failure to achieve these objectives would reduce our revenue and could impair our ability to operate profitably.

Our profit margin is largely a function of the rates we are able to charge and collect for our services and the utilization rate of our professionals. Accordingly, if we are not able to maintain our pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, our profit margin and profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

•	Our clients’ perception of our ability to add value through our services;

•	Our ability to complete projects on time;

•	Pricing policies of competitors;

•	Our ability to accurately estimate, attain and sustain engagement revenues, margins and cash flows over increasingly longer contract periods; and

•	General economic and political conditions.

Our utilization rates are also affected by a number of factors, including:

•	Our ability to move employees and contractors from completed projects to new engagements; and

•	Our ability to manage attrition of our employees and contractors.

Because most of our contracts may be terminated on little or no advance notice, our failure to generate new business could impair our ability to operate profitably.

Most of our contracts can be terminated by our clients with little or no advance notice. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, and the client may terminate, cancel or delay any engagement or the project for which we are engaged, at any time and on no advance notice. As a result, the termination, cancellation, expiration or delay of contracts could have a significant impact on our ability to operate profitably.

Because of the competitive nature of the pharmaceutical, biotechnology, medical device and chemical manufacturing consulting market, we may not be able to compete effectively if we cannot efficiently respond to changes in the structure of the market and developments in technology.

Because of recent consolidations in the pharmaceutical, biotechnology, medical device and chemical manufacturing consulting business, we are faced with an increasing number of larger companies that offer a wider range of services and have better access to capital than we have. We believe that larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled professionals. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. We cannot assure you that we will be able to compete effectively in an increasingly competitive market.

Because we are dependent upon our management, our ability to develop our business may be impaired if we are not able to engage skilled personnel.

Our success to date has depended in large part on the skills and efforts of Elizabeth Plaza, our president, chief executive officer and founder. The loss of the services of Ms. Plaza could have a material adverse effect on the development and success of our business. We entered into a new employment agreement with Ms. Plaza, to continue under her current position and responsibilities through January 1, 2010, and as a consultant thereafter. Although we have a contract with Ms. Plaza, this agreement does not guarantee that she will continue to be employed by us. Our future success will depend in part upon our ability to attract and retain additional qualified management and technical personnel. Competition for such personnel is intense and we compete for qualified personnel with numerous other employers, including consulting firms, some of which have greater resources than we have, as well as pharmaceutical companies, most of which have significantly greater financial and other resources than we do. We may experience increased costs in order to retain and attract skilled employees. Our failure to attract additional personnel or to retain the services of key personnel and independent contractors could have a material adverse effect on our ability to operate profitably.

We may not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico.

An important part of our growth strategy is (i) to acquire other businesses which can increase the range of services and products that we can offer and (ii) to establish offices in places where we do not presently operate, either by acquisition or by internal growth. If we fail to make any acquisitions or otherwise expand our business, our future growth may be limited. We have recently entered into the Irish market through a newly formed 80%-owned subsidiary. The success of the operation is dependent on such factors as regulatory, tax, political or economic conditions, our abilities to penetrate the market, hire qualified personnel in a timely manner, obtain and maintain reasonable labor costs, generate service revenue volume and profitable margins.

If we identify a proposed acquisition, we may require substantial cash to fund the cost of the acquisition.

Any acquisitions we make may be made with cash or our securities, or a combination of cash and securities. To the extent that we require cash, we may have to borrow the funds or sell equity securities. We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition. If we seek to expand our business internally, we will incur significant start-up expenses without any assurance of our ability to penetrate the market.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions or establish operations in locales outside of Puerto Rico, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect an expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

•	the difficulty of integrating acquired products, services or operations;

•	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

•	the potential loss of contracts from clients of acquired companies;

•	the difficulty of maintaining profitability due to increased labor and expenses from acquired company;

•	difficulties in complying with regulations in other countries that relate to both the pharmaceutical or other industries to which we provide services as well as our own operations;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

•	the effect of any government regulations which relate to the business acquired;

•
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition;

•	difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities; and

•	potential expenses under the labor, environmental and other laws of other countries.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition. Further, the commencement of business in locales where we have no current operations may be subject to additional significant risks.

Because of our cash requirements, we may be unable to pay dividends.

Except for payments to Elizabeth Plaza during the period when she was our sole stockholder, including $8.0 million paid in the year ended October 31, 2005, we have not paid any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.  We intend to retain any earnings to finance the growth of our business and we may never pay cash dividends.

Risks Concerning our Securities

Because there is a limited market in our common stock, stockholders may have difficulty in selling our common stock and our common stock may be subject to significant price swings.

There is a very limited market for our common stock. Since trading commenced in December 2006, there has been little activity in our common stock and on some days there is no trading in our common stock. Because of the limited market for our common stock, the purchase or sale of a relatively small number of shares may have an exaggerated effect on the market price for our common stock. We cannot assure stockholders that they will be able to sell common stock or, that if they are able to sell their shares, that they will be able to sell the shares in any significant quantity at the quoted price.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	seasonality, including number of workdays and holiday and summer vacations;

•	the business decisions of clients regarding the use of our services;

•	periodic differences between clients’ estimated and actual levels of business activity associated with ongoing engagements, including the delay, reduction in scope and cancellation of projects;

•	the stage of completion of existing projects and their termination;

•	our ability to move employees quickly from completed projects to new engagements and our ability to replace completed contracts with new contracts with the same clients or other clients;

•	the introduction of new services by us or our competitors;

•	changes in pricing policies by us or our competitors;

•	our ability to manage costs, including personnel compensation, support-services and severance costs;

•	acquisition and integration costs related to possible acquisitions of other businesses;

•	changes in estimates, accruals and payments of variable compensation to our employees or contractors; and

•	global economic and political conditions and related risks, including acts of terrorism.

The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.

If we are required to issue securities either as payment of all or a portion of the purchase price of an acquisition or in order to obtain financing for the acquisition or for other corporate purposes could result in dilution to our stockholders. The amount of such dilution will be dependent upon the terms on which we issue securities. The issuance of securities at a price which is less than the exercise price of warrants or the conversion price of securities could result in additional dilution if we are required to reduce the exercise price or conversion price of the then outstanding options or warrants or other convertible securities.

FORWARD-LOOKING STATEMENTS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this registration statement, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements include all statements other than those made solely with respect to historical fact and identified by words such as “believes”, “anticipates”, “expects”, “intends” and similar expressions, but such words are not the exclusive means of identifying such statements.  We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and these risk factors in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this registration statement or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

•	Because our business is concentrated in the pharmaceutical industry in Puerto Rico, any changes in that industry could impair our ability to generate revenue and realize a profit.

•	Because our business is dependent upon a small number of clients, the loss of a major client could impair our ability to operate profitably.

•
Since our business is dependent upon the development and enhancement of patented pharmaceutical products or processes by our clients, the failure of our clients to obtain and maintain patents could impair our ability to operate profitably.

•	We may be unable to pass on increased labor costs to our clients.

•	Our cash requirements include payments due from our reverse merger transaction.

•	Consolidation in the pharmaceutical industry may have a harmful effect on our business.

•	Because the pharmaceutical industry is subject to government regulations, changes in government regulations relating to this industry may affect the need for our services.

•	Changes in tax benefits may affect the willingness of companies to continue or expand their operations in Puerto Rico.

•	Puerto Rico’s economy, including its governmental financial crisis, may affect the willingness of businesses to commence or expand operations in Puerto Rico.

•	Other factors, including economic factors, may affect the decision of businesses to continue or expand their operations in Puerto Rico.

•	If we are unable to protect our clients’ intellectual property, our ability to generate business will be impaired.

•	We may be subject to liability if our services or solutions for our clients infringe upon the intellectual property rights of others.

•	We may be held liable for the actions of our employees or contractors when on assignment.

•	To the extent that we perform services pursuant to fixed-price or incentive-based contracts, our cost of services may exceed our revenue on the contract.

•	Because most of our contracts may be terminated on little or no advance notice, our failure to generate new business could impair our ability to operate profitably.

•	Because we are dependent upon our management, our ability to develop our business may be impaired if we are not able to engage skilled personnel.

•	We may not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico.

•	If we identify a proposed acquisition, we may require substantial cash to fund the cost of the acquisition.

•	If we make any acquisitions, they may disrupt or have a negative impact on our business.

•	Because of our cash requirements, we may be unable to pay dividends.

•	Because there is a limited market in our common stock, stockholders may have difficulty in selling our common stock and our common stock may be subject to significant price swings.

•	Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our stock price.

•	The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of their common stock. If the selling stockholders exercise any warrants, we will receive the amount of the exercise price. The maximum total exercise price is approximately $11 million, which we would receive only if all of the warrants were exercised at their present exercise price. Any proceeds which we receive from the exercise of the warrants will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

Except indicated, the following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of March 25, 2009, the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus, and the number of shares owned by the selling stockholders after completion of the offering. Except for San Juan Holdings, Inc. and LDP Family Partnership, no selling stockholder will own more than 1% of our outstanding common stock after the sale of shares owned by such selling stockholder. After completion of the sale of the shares owned by San Juan Holdings and offered by this prospectus, San Juan Holdings would beneficially own 3,686,324 shares of common stock, representing 17.76% of our outstanding common stock, assuming no warrants are exercised by the selling stockholders, and 12.82% of the common stock, assuming all of the warrants held by the selling stockholders are exercised. After completion of the sale of shares owned by LDP Family Partnership and offered by this prospectus, LDP Family Partnership will beneficially own 1,164,554 shares, representing 5.61% of our outstanding common stock, assuming no warrants are exercised by the selling stockholders and 4.05% of our common stock, assuming all of the warrants held by the selling stockholders are exercised. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling stockholders. The number of shares included in this “Selling Stockholders” table does not match the number of shares registered in this Post-Effective Amendment because as of the date of this Prospectus we have not received confirmation of beneficial ownership from each of the selling stockholders.

Name	Shares Beneficially Owned	Shares Being Sold	Shares owned after offering
Venturetek LP (1)	4,697,990	4,697,990	—
Barron Partners LP(2)	3,889,174	3,889,174	—
Fame Associates(3)	1,532,719	1,532,719	—
Pentland U.S.A. Inc.(4)	1,532,619	1,532,619	—
San Juan Holdings, Inc.(5)	4,686,443	1,000,119	3,686,324
LDP Family Partnership LP (6)	2,323,393	1,158,839	1,164,554
Ruki Renov (7)	587,425	583,425	4,000
Lakeside Partners LLC (8)	368,616	368,616	—
Esther Stahler (9)	381,175	375,175	6,000
Academia Nuestra Señora de la Providencia (10)	510,906	510,906	—
Fernando Lopez	510,906	510,906	—
Harry Edelson	510,906	510,906	—
Juan H. Vidal	340,706	340,706	—
KEMA Advisors, Inc. (11)	510,906	340,706	170,200
Manuel Matienzo	510,906	510,906	—
Melvyn I. Weiss*	510,906	510,906	—
SDS Capital Group SPC, Ltd.*	428,606	428,606	—
Wilfredo Ortiz	510,906	510,906	—
Brinkley Capital Limited (12)*	357,634	357,634	—
Albert Milstein*	255,453	255,453	—
David Jordon*	229,908	229,908	—
Heller Capital Investments, LLC (13)*	68,080	68,080	—
Jay Fialkoff	188,080	187,880	200
Stephen Wien*	189,363	189,363	—
Arthur Falcone	153,272	153,272	—
Edward Falcone	153,272	153,272	—
Silverman & Roberts 44 Pipe LLC (14)	153,272	153,272	—
Nahum Gabriel Shar	127,727	127,727	—
Richard Molinsky*	102,181	102,181	—
Alan and Hanna Bresler, JT TEN WROS*	47,591	47,591	—
Ben Greszes*	51,091	51,091	—
Hendeles Grandchildren Trust #2 dated 12/23/93 (15)	34,091	34,091	—
Hendeles Grandchildren Trust dated 1/1/89 (15)	34,091	34,091	—
Hendeles Living Trust(15)	34,091	34,091	—
Herschel Kulefsky*	51,091	51,091	—
Jay J. Kestenbaum*	36,091	36,091	—
Nathan Eisen*	41,091	41,091	—
Ari Renov	30,894	28,894	2,000
Eli Renov	30,894	28,894	2,000
Jill Renov	30,894	29,894	1,000
Kenneth Renov	30,894	28,894	2,000
Tani Renov (16)	30,894	26,894	4,000
Tova Katz (17)	30,894	23,894	7,000

* Information is as of July 31, 2007.

(1)
Mr. David Selengut, the manager of TaurusMax LLC, which is the general partner of Venturetek, LP. has sole voting and dispositive power over the shares beneficially owned by Venturetek. The shares beneficially owned by Venturetek do not include 200 shares of common stock held by Mr. Selengut and 200 shares held by Mr. Selengut’s wife. Mr. Selengut disclaims beneficial ownership of the shares held by his wife.

(2)	Mr. Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners.

(3)
Abraham H. Fruchthandler and FBE Limited, are the sole general partners of Fame Associates, and Mr. Fruchthandler is the sole general partner of FBE Limited. Accordingly, Mr. Fruchthandler has voting and dispositive power over the shares beneficially owned by Fame Associates.

(4)	Pentland U.S.A., Inc. is owned by Pentland Brands, which is controlled by Stephen Rubin, who has voting and dispositive power over the shares beneficially owned by Pentland U.S.A.

(5)	Messrs. Ramon Dominguez and Addison M. Levi III have voting and dispositive power over the shares beneficially owned by San Juan Holdings, Inc.

(6)
Laya Perlysky, as general partner, has voting and dispositive power over the shares beneficially owned by LDP Family Partnership LP. The number of shares beneficially owned by LDP Family Partnership (a) includes 1,164,554 shares owned by Krovim LLC, of which Dov Perlysky, the husband of Laya Perlysky, is the managing member of the manager. Ms. Perlysky and LDP Family Partnership disclaim beneficial ownership of the shares and warrants held by Krovim LLC.

(7)	Includes a total of 2,000 shares held by Ms. Renov as custodian for her two minor children. Ms. Renov disclaims beneficial ownership of these shares.

(8)
Jamie Stahler, as the managing member, has the voting and dispositive power of over shares beneficially owned by of Lakeside Partners, LLC. The shares beneficially owned by Lakeside Partners do not include 2,000 shares held by Mr. Stahler.

(9)	Includes a total of 4,000 shares held by Ms. Stahler as custodian for her four minor children. Ms. Stahler disclaims beneficial ownership of these shares.

(10)	Baudilio Merino, as president, has the voting and dispositive power over the shares beneficially owned by Academia Nuestra Senora de la Providencia.

(11)	Kirk Michel, as managing director, has voting and dispositive power over the shares beneficially owned by KEMA Advisors, Inc.

(12)	Comercio e Industria Multiformas Ltda., whose majority shareholder is Emanuel Wolff, has the voting and dispositive power over the shares beneficially owned by Brinkley Capital Limited.

(13)	Ron Heller, as the controlling partner, has voting and dispositive power over the shares beneficially owned by Heller Capital Investments, LLC.

(14)	Marc Roberts, as the controlling party, has voting and dispositive power over the shares beneficially owned by Silverman & Roberts 44 Pipe LLC.

(15)
Moise Hendeles, as trustee, has voting and dispositive power over the shares beneficially owned by Hendeles Grandchildren Trust #2 dated 12/23/93, Hendeles Grandchildren Trust dated 1/1/89 and Hendeles Living Trust.

(16)	Includes 2,000 shares held by Mr. Renov’s wife. Mr. Renov disclaims beneficial ownership of these shares.

(17)	Includes a total of 3,000 shares held by Ms. Katz as custodian for her three minor children and 2,000 shares held by her husband. Ms. Katz disclaims beneficial ownership of these shares.

None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates except as follows:

In consideration for investment banking services rendered by San Juan Holdings, as advisor to Pharma-PR and Elizabeth Plaza, we issued to San Juan Holdings 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock at an exercise price of $0.06 per share. The services rendered by San Juan Holdings included advice to Pharma-PR and to Ms. Plaza, and negotiation with us on behalf of Pharma-PR and Ms. Plaza, as to the structure of the transaction and the consideration payable to Ms. Plaza for her stock in Pharma-PR, including the amount paid at closing, the equity to be issued to Ms. Plaza and the amount, timing and conditions of the deferred payment. In connection with the January 2006 private placement in which we issued the shares of series A preferred stock to the selling stockholders, we paid RD Capital Group, an affiliate of San Juan Holdings, $195,000 for commissions and non-accountable expense allowance and we issued to RD Capital Group warrants to purchase 275,724 shares of common stock (which RD Capital subsequently transferred to San Juan Holdings). RD Capital Group waived its commission and non-accountable expense allowance on the securities purchased by San Juan Holdings, and, as a result, the purchase price of the securities purchased by San Juan Holdings was $652,500 rather than $750,000. The warrants have an exercise price of $0.7344 per share and a term of three years, and the holders of the warrants have piggyback registration rights commencing six months after the effective date of the registration statement of which this prospectus is a part.

As described in our Current Report on Form 8-K filed with the SEC on July 11, 2008, pursuant to a Securities Purchase Agreement dated as of December 12, 2007, Elizabeth Plaza purchased from San Juan Holdings 125,000 warrants at a purchase price of $0.77 per warrant for an aggregate purchase price of $96,250.  Simultaneously with the closing of the Securities Purchase Agreement, Ms. Plaza exercised the 125,000 warrants purchased from San Juan Holdings. In addition, San Juan Holdings exercised 669,009 warrants to purchase common stock at $0.06 per share.

Dov Perlysky is a director and, prior to the acquisition of Pharma-PR, Mr. Perlysky was the sole director and our sole executive officer.

Kirk Michel is a director. Mr. Michel was elected as a director at the time of the closing of the acquisition of Pharma-PR.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus;

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling stockholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In the event of a transfer by a selling stockholder of the warrants or the common stock other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus. To our knowledge, none of the selling stockholders have an agreement or understanding with any broker-dealer with respect to the sale of their shares except as set forth below.

One of the selling stockholders, San Juan Holdings, is an affiliate of RD Capital Group, a broker-dealer, and may sell shares through RD Capital Group. Two other stockholders are employees, but not affiliates of broker-dealers. David Jordan is an employee of Axiom Capital, and Wilfredo Ortiz is an employee of RD Capital Group. Although they do not have a ownership or control relationship with, and are not officers, directors or partners of, the broker-dealers, they may, nonetheless, be deemed affiliates of the broker-dealers. Selling stockholders who are broker-dealers or affiliates of broker-dealers will be deemed underwriters in connection with their sales. The selling stockholders who are affiliates and employees of broker-dealers purchased their shares in the ordinary course and, at the time of purchasing the securities they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND STOCKHOLDER MATTERS

Our common stock has been quoted on the Over the Counter Bulletin Board under the trading symbol PBSV since December 4, 2006.  The table below presents the closing high and low bid prices for our common stock for each quarter from December 2006 through January 31, 2009.  These prices reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

Quarter Ending	High Bid	Low Bid
January 31, 2007 (commencing December 4, 2006)	$1.68	$0.49
April 30, 2007	1.05	0.52
July 31, 2007	0.67	0.43
October 31, 2007	1.15	0.56
January 31, 2008	0.99	0.51
April 30, 2008	0.72	0.42
July 31, 2008	0.64	0.45
October 31, 2008	0.60	0.27
January 31, 2009	0.59	0.27

On May 4, 2009, the closing price of our common stock on the Over the Counter Bulletin Board was $0.30 per share and there were approximately 84 holders of record of our common stock.

Prior to the acquisition of Pharma-PR, Pharma-PR was taxed as an N Corporation under the Puerto Rico Internal Revenue Code, which is similar to that of an S Corporation under the Internal Revenue Code. As a result, all of the income from Pharma-PR was taxed to our then sole stockholder. Other than the distributions to our then sole stockholder which were made during the period that we were an N Corporation, we did not pay dividends on our common stock. We plan to retain future earnings, if any, for use in our business. We do not anticipate paying dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of October 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the 1st column)
Equity compensation plans approved by security holders	1,356,772	$0.7213	1,143,228
Equity compensation plans not approved by security holders	2,804,216	$0.2941	16,500
Total	4,160,988		1,159,728

The securities issuable pursuant to the equity plan that was approved by stockholders is the 2005 long-term incentive plan, which was approved by stockholders in April 2006, and amended by stockholder approval in April 2007.

The equity compensation plans not approved by security holders are (i) warrants to purchase 973,225 shares of common stock which were issued to brokers in connection with the January 2006 private placement, (ii) warrants to purchase 1,830,991 shares of common stock issued to San Juan Holdings for services relating to the acquisition of Pharma-PR, and (iii) approximately 16,500 shares of common stock issuable to employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with Part I, including matters set forth in the “Risk Factors” section of this registration statement, and our Consolidated Financial Statements and notes thereto included elsewhere in this registration statement.

Overview

We are a compliance services consulting firm with headquarters in Puerto Rico, servicing the Puerto Rico, United States and Europe markets. The compliance consulting service sector in those markets consists of local validation and compliance consulting firms, United States dedicated validation and compliance consulting firms and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance related consulting services. We market our services to pharmaceutical, chemical, biotechnology and medical devices, and allied products companies in Puerto Rico, the United States and Europe. Our staff includes more than 125 experienced engineering and life science professionals, and includes former quality assurance managers or directors, and experienced and trained professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

We expanded the markets we serve from Puerto Rico to the United States and Ireland. We have grown our United States acquired validation compliance service business from $0.8 million in revenues in fiscal year 2006 to $4.2 million in fiscal year 2008, a $3.4 million increase. In fiscal year 2008, our recently entered Ireland market produced modest revenues of approximately $234,000. The Ireland operation, with an Ireland based management team reporting to our headquarters, has established a network of potential key customers and contacts that serve as the base for our sales target and opportunities for growth.

We have plans to further expand our services to other emerging markets and further penetrate the markets we currently serve. We will be marketing our services with an active presence in industry trade shows, professional conventions, industry publications and company provided seminars to the industry.  Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of professionals or dollar volume) and responding to prospective customers’ requests for proposals.

While our core business is FDA regulatory compliance related services we feel that our clients are in need of other services that we can provide and allow us to present the company as a global solution provider with a portfolio of integrated services that will bring value added solutions to our customers.  Accordingly, in fiscal year 2009 we have expanded our portfolio of services to include a microbiological testing laboratory, an information technology consulting practice and an organically developed training center that will provide seminars/trainings to the industry.

Our new microbiological testing laboratory (“Lab”) located in Puerto Rico, with an investment of $1.3 million, incorporates the latest technology and test methodologies meeting pharmacopoeia industry standards and regulations. The Lab will offer microbiological testing and related services to our core industries already serviced as well as the cosmetic and food industries. In the last quarter of 2008, the Lab as part of its development was subject to audits by the FDA and potential customers. These audits are part of the industry certification process standards for quality related services, which allow the Lab to offer services to the industry.

In December 2008, we acquired the operations and assets of Integratek Corp. (“Integratek”), an information technology services and consulting firm based in Puerto Rico. Integratek provides a variety of information technology services such as web pages and portals development, digital art design, intranets, extranets, software development including database integration, windows and web applications development, software technical training and learning management systems, technology project management, and compliance consulting services, among others.  Integratek is a Microsoft Certified Partner and a reseller for technology products from leading vendors in the market. Although this acquired operation is currently small, we expect to broaden the portfolio of services that we can provide to our customer base and also target other potential customers in other industries.

During 2008, we identified the industry need, and the opportunity to provide, technical seminars/trainings that will incorporate the latest regulatory trends and standards as well as other related areas. A network of leading industry professional experts in their field, which includes resources of our own, were identified and teamed to provide these seminars/trainings to the industry. Our goal is to provide these services and market our company in the markets we currently serve as well as others.

In line with the strategy to penetrate the United States market, we applied and on July 1, 2008 received certification as a "minority-controlled company" as defined by the National Minority Supplier Development Council and Growth Initiative ("NMSDC"). The certification will allow us to participate in corporate diversity programs available from various potential customers in the United States and Puerto Rico. The certification is subject to renewal on July 1, 2009.

On July 2008, Pharma-Bio and Pharma-PR obtained a Grant of Industrial Tax Exemption (“the Grant”) from the Puerto Rico Industrial Development Company pursuant to the terms and conditions set forth in Act No. 135 of December 2, 1997, as amended. The Grant provides relief on various Puerto Rico taxes, including income tax, mostly for the our new microbiological testing facility and service activities outside of Puerto Rico. The Grant is effective as of September 1, 2007 and covers a ten year period. Activities covered by the Grant are subject to a reduced income tax rate of 7%.

Although we believe we have instituted the right strategies to seek growth, we cannot control the fact that the industry and the local and global economy are undergoing a recession and that has affected our operation and business growth.

The global economy recession and the industry worldwide consolidation continue to affect our fiscal year 2009 revenues and our growth plans.  For the three months period ended in January 31, 2009 our total net revenues decreased by approximately $0.7 million or 19.7%, when compared to the same period last year.  For fiscal year 2008, our total net revenues decreased by approximately $1 million or 6.2%, when compared to fiscal year 2007.  In order to maintain volume in the markets we serve and ensure we are price competitive, we have adjust our pricing and gross margin structure accordingly.  In addition, we implemented cost containment measures and are refocusing the overall operations strategy to reduce its overhead costs.  These factors have lead our net income for the three months period ended January 31, 2009 to be approximately $19,000, a decline of $264,000 or a reduction in profit margin of 7.1 percentage points when compared to the same period last year.  For the year ended October 31, 2008, our net income was approximately $1.4 million, a decline of $413,000 or 21.7% when compared to fiscal year 2007.

The following table sets forth information as to our revenue for the three month periods ended January 31, 2009 and 2008 and the years ended October 31, 2008 and 2007, by geographic regions (dollars in thousands).

	Three months ended January 31,				Year ended October 31,
Revenues by Region	2009		2008		2008		2007
Puerto Rico	$2,143	74.1%	$2,724	75.6%	$10,902	71.7%	$13,883	85.7%	%
United States	601	20.8%	880	24.4%	4,060	26.7%	2,322	14.3%	%
Ireland	149	5.1%	-	-	234	1.6%	-	-
	$2,893	100.0%	$3,604	100.0%	$15,196	100.0%	$16,205	100.0%	%

We believe fiscal year 2009 is going to be a year of challenges and opportunities to the industry as a whole and our future performance could be highly dependent on the industry and the global economic trends.

Results of Operations

Fiscal year ended October 31, 2008 compared to the fiscal year ended October 31, 2007

The following table sets forth our statements of operations for the years ended October 31, 2008 and 2007, (dollars in thousands) and as a percentage of revenue:

	Year ended October 31,
	2008		2007
Revenues	$15,196	100.0%	$16,205	100.0%
Cost of services	9,406	61.9%	9,381	57.9%
Gross profit	5,790	38.1%	6,824	42.1%
Selling, general and administrative costs	3,136	20.6%	3,176	19.6%
Interest expense	227	1.5%	392	2.4%
Interest income	82	-0.5%	107	-0.7%
Loss on disposition of property	-	0.0%	26	0.2%
Income before income taxes	2,509	16.5%	3,337	20.6%
Income tax expense	1,021	6.5%	1,436	8.9%
Net income	1,488	9.8%	1,901	11.7%

Revenues. Revenues for the year ended October 31, 2008 were $15.2 million, a decrease of approximately $1 million or 6.2%, when compared to last year. The reduction is mainly attributable to the decrease of approximately $2.9 million in the Puerto Rico market service revenue, partially offset by gains in the United States market of approximately $1.7 million and $0.2 million generated by the Ireland operation.

Service revenue gains in the United States market are attributable to the company’s strategy to enter new markets. This strategy has partially offset the service revenue loss sustained in the Puerto Rico market. Decreases in the Puerto Rico market service revenue are mostly due to the closing of, or decrease in, operations of some pharmaceutical plants located in Puerto Rico, triggered by operations consolidation.

Cost of Services; gross margin. For the year ended October 31, 2008, our gross margin decreased by 4.0 percentage points when compared to last year. The net gross margin reduction is mainly attributable to our strategy to maintain volume in the Puerto Rico market by keeping its pricing competitiveness.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $3,136,000, an impairment of $40,000 as compared to last year. The net decrease in expenses is mainly attributable to the expense containment measures implemented during the current fiscal year, geared to offset the Puerto Rico market revenue decline, offset by the new Ireland operation expenses of approximately $297,000 incurred during the year ended October 31, 2008.

Interest Expense. We have been recognizing imputed interest expense incurred in connection with the long-term obligations originated pursuant to a plan and agreement of merger dated January 25, 2006 for the acquisition of Pharma-PR. This expense decreases as annual payments are made through fiscal year 2009.

Income Taxes Expense. For the current fiscal year we are no longer subject to a 2.5% additional special tax imposed by the Puerto Rico Act No. 41 of August 1, 2005. Therefore, for fiscal year 2008 our statutory tax rate in Puerto Rico has decreased to 39% from 41.5% last year. In addition, with the recently granted tax exemption we benefited by approximately $29,000 in income tax savings. The decrease on income taxes expense is attributable to this factor and the decrease of income before income tax.

Net Income. Our net income for the year ended October 31, 2008 was approximately $1,488,000, a decline of $413,000 or 21.7% when compared to last year. For the year ended in October 31, 2008, earnings per common share basic and diluted were $0.07, they declined by $0.03 and $0.2, respectively, when compared to last year.

Our net income was affected by the decrease in gross margin, expenses related to our new Ireland operation, partially offset by cost containment measures in selling, general and administrative expenses, favorable variances in interest expense, and reduction of the statutory tax rate.

Three months ended January 31, 2009 compared to three months ended January 31, 2008.

The following table sets forth our statements of operations for the three month ended January 31, 2009 and 2008, (dollars in thousands) and as a percentage of revenue:

	Three months ended January 31,
	2009		2008
Revenues	$2,894	100.0%	$3,604	100.0%
Cost of services	2,032	70.2%	2,242	62.2%
Gross profit	862	29.8%	1,362	37.8%
Selling, general and administrative costs	712	24.6%	816	22.7%
Interest expense	45	1.6%	88	2.4%
Interest income	11	-0.4%	44	-1.2%
Gain on disposition of property	8	-0.3%	-	0.0%
Income before income taxes	124	4.3%	502	13.9%
Income tax expense	105	3.6%	219	6.1%
Net income	19	0.7%	283	7.8%

Revenues. Revenues for the three months ended January 31, 2009 were $2.9 million, a decrease of approximately $0.7 million or 19.7%, when compared to the same period last year. The reduction is mainly attributable to the decrease of approximately $0.5 million and $0.3 million in the Puerto Rico and the United States market service revenue, respectively, partially offset by $0.1 million generated by the Ireland operation.

Decreases in the service revenue are mostly due to the global economy recession and the closing of, or decrease in, operations of some pharmaceutical plants, triggered by operations consolidation.

Cost of Services; gross margin. For the three months ended January 31, 2009, our gross margin decreased by 8.0 percentage points when compared to the same period last year. The net gross margin reduction is mainly attributable to our strategy to maintain volume in the market we serve by keeping its pricing competitiveness, and expenses incurred by our new Lab for rent and equipment depreciation in the aggregate amount of approximately $65,000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended in January 31, 2009 were approximately $712,000, a reduction of $104,000 as compared to the same period last year. The net decrease in expenses is mainly attributable to the expense containment measures implemented from last fiscal year and continued in the current fiscal year, geared to offset the service revenue decline and the variance in some expenses incurred by our Lab last year while under the development stage for the aggregate amount of approximately $24,000.

Interest Expense. We have been recognizing imputed interest expense incurred in connection with the long-term obligations originated pursuant to a plan and agreement of merger dated January 25, 2006 for the acquisition of Pharma-PR. This expense decreases as annual payments are made through fiscal year 2009.

Income Taxes Expense. The decrease on income taxes expense is attributable to the decrease of income before income tax. The statutory income tax rate differs to the effective rate mainly due to the new tax activities in Ireland and our Lab which do not have previous taxable income where their current net operating losses could be carried back and derive a tax benefit. It is company policy to recognize tax benefits of net operating losses when realized. Realization of future tax benefits is dependent on many factors, including the tax activity ability to generate taxable income. Accordingly the income tax benefit will be recognized on a yearly basis when realized.

Net Income. Our net income for the three months ended January 31, 2009 was approximately $19,000, a decline of $264,000 or a reduction in profit margin of 7.1 percentage points when compared to the same period last year. For the three months ended in January 31, 2009, earnings per common share basic and diluted were $0.009, they declined by $0.005 and $0.004, respectively, when compared to the same period last year.

Our net income was affected by the decrease in gross margin, partially offset by cost containment measures in selling, general and administrative expenses, favorable variances in interest expense, and the reduction of income tax expense due to the decline in taxable income.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including planned capital expenditures. For the three months ended January 31, 2009, we have generated cash flow from operations of approximately $0.9 million and working capital of approximately $2.5 million, notwithstanding within that period we have made a partial payment of $2.25 million related to the final $2.75 million installment due in January 2009 pursuant the 2006 Pharma-PR acquisition agreement. If our profitability and liquidity improves, during fiscal year 2009 we expect to pay from working capital the remaining balance of $500,000.

To the extent that we pursue possible opportunities and are able to expand our operations, either by acquisition or by the establishment of operations in a new locale, we will incur additional overhead, and there may be a delay between the period we commence operations and our generation of net cash flow from operations.

Our primary cash needs consist of the payment of compensation to our professional staff, overhead expenses, statutory taxes, and payments pursuant to the agreement terms for the acquisition of Pharma-PR.

Management believes that with improved levels of operations, and cash flows from operation and, the collectability of high quality customer receivables will be sufficient to fund anticipated expenses and satisfy other possible long-term contractual commitments, including our obligations to pay the remaining balance of the final installment due in connection with the acquisition of Pharma-PR and our obligations to pay the installment payments due in connection with the acquisition of Integratek, for the next twelve months.

While uncertainties relating to the current local and global economic condition, competition, the industries and geographical regions served by us and other regulatory matters exist within the consulting services industry, management is implementing marketing and cost containment strategies to seek and improve our current liquidity and profitability trend.

Off-Balance Sheet Arrangements

We were not involved in any significant off-balance sheet arrangement during the fiscal year ended October 31, 2008 or during the three months ended January 31, 2009.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. We believe the following are the critical accounting policies that impact the consolidated financial statements, some of which are based on management’s best estimates available at the time of preparation. Actual experience may differ from these estimates.

Consolidation - The accompanying consolidated financial statements include the accounts of all of our wholly owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments - The carrying value of our financial instruments (excluding obligations under capital leases and amounts due to affiliate): cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their short-term nature. Management believes, based on current rates, that the fair value of its obligations under capital leases and amounts due to affiliate approximates the carrying amount.

Revenue Recognition - Revenue is primarily derived from: (1) time and materials contracts (representing approximately 90% of total revenues), which is recognized by applying the proportional performance model, whereby revenue is recognized as performance occurs, and (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 10% of total revenues), which revenue is recognized similarly, except that certain milestones also have to be reached before revenue is recognized. If we determine that a fixed-fee or “not to exceed” contract will result in a loss, we will recognize the estimated loss in the period in which such determination is made.

Cash Equivalents - For purposes of the consolidated statements of cash flows, cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940 and liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. Our policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of our customers, bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Income Taxes - We follow the provisions of Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," which requires an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Property and equipment - Owned property and equipment, and leasehold improvements are stated at cost. Equipment and vehicles under capital leases are stated at the lower of fair market value or net present value of the minimum lease payments at the inception of the leases.

Depreciation and amortization of owned assets are provided for, when placed in service, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Assets under capital leases and leasehold improvements are amortized, over the shorter of the estimated useful lives of the assets or lease term. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred.

We evaluate for impairment our long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the operating properties was present.

Intangible assets - Definite-lived intangible assets, such as customer lists and covenants not to compete, are amortized on a straight-line basis over their estimated useful lives. We continually evaluate the reasonableness of the useful lives of these assets.

Stock-based Compensation - Effective November 1, 2006, we adopted the provisions of SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), and Staff Accounting Bulletin No. 107 (“SAB 107”) using the modified prospective method, which results in the provisions of SFAS 123R being applied to the consolidated financial statements on a prospective basis. Under the modified prospective recognition method, restatement of consolidated income from prior periods is not required, and accordingly, we have not provided such restatements. Under the modified prospective provisions of SFAS 123R, compensation expense is recorded for the unvested portion of previously granted awards that were outstanding on November 1, 2006 and all subsequent awards. SFAS 123R requires that all stock-based compensation expense be recognized in the consolidated financial statements based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. We calculate the fair value of stock options using the Black-Scholes option-pricing model at grant date. SFAS 123R also amends SFAS No. 95, “Statement of Cash Flows”, to require that excess tax benefits related to stock-based compensation be reflected as cash flows from financing activities rather than cash flows from operating activities. We do not recognize such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

Income Per Share of Common Stock - Basic income per share of common stock is calculated dividing net income by the weighted average number of shares of common stock outstanding. Diluted income per share includes the dilution of common stock equivalents. The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

Foreign Operations - The functional currency of our foreign subsidiary is its local currency. The assets and liabilities of our foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders’ equity and as a component of comprehensive income.

Our intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that we consider to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders’ equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which we anticipate settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the condensed consolidated statements of income were not significant for the periods presented.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R requires: the assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; liabilities related to contingent consideration to be remeasured at fair value at each subsequent reporting period; and acquisition-related costs to be expensed as these are incurred. SFAS 141R also requires additional disclosures of information surrounding a business combination. The provisions of SFAS 141R are effective for fiscal years beginning on or after December 15, 2008 and apply to business combinations that are completed on or after the date of adoption. We have not yet adopted this pronouncement, but expects that the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we complete after the effective date, if any.

In December 2007, the FASB issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”. This Statement applies to all entities that prepare consolidated financial statements, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not expect that the application of this standard will have any significant effect on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The application of this standard had no significant effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement No. 157 “Fair Value Measurement”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The application of this standard had no significant effect on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The application of this standard had no significant effect on our results of operations or its financial condition.

Other recently issued FASB Statements or Interpretations, SEC Staff Accounting Bulletins, and AICPA Emerging Issue Task Force Consensuses have either been implemented or are not applicable to us.

BUSINESS

GENERAL

Pharma-Bio Serv, Inc. is a Delaware corporation, organized in 2004 under the name Lawrence Consulting Group, Inc. In February 2006, our corporate name was changed to Pharma-Bio Serv, Inc.

On January 25, 2006, pursuant to an agreement and plan of merger among us, Plaza Acquisition Corp., Pharma-Bio Serv PR, Inc. (then known as Plaza Consulting Group, Inc. and referred to as “Pharma-PR”), and Elizabeth Plaza, the sole stockholder of Pharma-PR, Plaza Acquisition Corp. was merged into Pharma-PR, with the result that Pharma-PR became our wholly-owned subsidiary and our sole business became the business of Pharma-PR.

Pharma-PR business was established by Elizabeth Plaza as a sole proprietorship in 1993 and incorporated in 1997 to offer consulting services to the pharmaceutical industry. We have successfully grown our business operation by providing quality, value-added consulting services to the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies principally in Puerto Rico and the United States.

Our executive offices are located at Pharma-Bio Serv Building, Industrial Zone Lot 14, Barrio Higuillar, Dorado, Puerto Rico 00646.  Our telephone number is (787) 278-2709.

Our website is www.pharmabioserv.com. Information on our website or any other website is not part of this registration statement.

References to “we,” “us,” “our” and similar words in this registration statement refer to Pharma-Bio Serv, Inc. and its subsidiaries.

OVERVIEW

We are a compliance services consulting firm with headquarters in Puerto Rico, servicing the Puerto Rico, United States and Europe markets. The compliance consulting service sector in those markets consists of local validation and compliance consulting firms, United States dedicated validation and compliance consulting firms and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance related consulting services. We market our services to pharmaceutical, chemical, biotechnology and medical devices, and allied products companies in Puerto Rico, the United States and Europe. Our staff includes more than 125 experienced engineering and life science professionals, and includes former quality assurance managers or directors, and experienced and trained professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

We have a well-established and consistent relationship with the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies in Puerto Rico and the United States, which provides us access to affiliated companies in other markets. We seek opportunities in markets that could yield profitable margins using our professional consulting force and also provide new services such as those performed by our new microbiological testing laboratory facility and our recently acquired information technology service firm.

We believe the most significant factors to achieving future business growth are our ability to (i) continue to provide quality value-added compliance services to our clients; (ii) recruit and retain highly educated and experienced professionals; (iii) further expand our products and services to address the expanding compliance needs of our clients; and (iv) expand our market presence into the United States, Europe and possibly other emerging pharmaceutical markets in order to respond to the international compliance needs of our clients.  Since our business is conducted mainly in Puerto Rico, our business may be affected to the extent that Puerto Rico’s current economic downturn affect the decision of our clients and potential clients to establish operations in Puerto Rico or to continue or expand their existing operations.

Our revenue is derived from time and materials contracts (representing approximately 90% of total revenues), where the clients are charged for the time, materials and expenses incurred on a particular project, and to a lesser extent (approximately 10% of total revenues) from fixed-fee contracts or from “not to exceed” contracts, which are generally short-term contracts, in which the value of the contract cannot exceed a stated amount. For time and materials contracts, our revenue is principally a function of the number of resources and the number of hours billed per professional. To the extent that our revenue is based on fixed-fee or “not to exceed” contracts, our ability to operate profitably is dependent upon our ability to estimate accurately the costs that we will incur on a project and to manage and monitor the project. If we underestimate our costs on any contract, we could sustain a loss on the contract or its profitability might be reduced.

The principal components of our costs of services are resource compensation (salaries and wages, independent contractors’ fees, taxes and benefits) and expenses relating to the performance of the services. In order to ensure that our pricing is competitive yet minimize the impact in our margins, we deal with increasing labor costs by (i) selecting resources according to our cost for specific projects, (ii) negotiating, where applicable, rates with the resource, (iii) subcontracting labor and (iv) negotiating and passing rate increases to our customers, as applicable. Although this strategy has been successful in the past, we cannot give any assurance that such strategy will continue to be successful.

We have established quality systems for our employees which include:

•	Training Programs - including a Current Good Manufacturing Practices exam prior to recruitment and periodic refreshers;

•
Recruitment Full Training Program - including employee manual, dress code, time sheets and good project management and control procedures, job descriptions, and firm operating and administration procedures;

•	Safety Program - including OSHA, Environmental Health and Safety; and

•	Code of Ethics - a code of ethics and business conduct is used and enforced as one of the most significant company controls on personal behavior.

In addition, we have implemented procedures to respond to client complaints and customer satisfaction survey procedures. As part of our employee performance appraisal annual process, our clients receive an evaluation form for employee project performance feedback, including compliance with our code of ethics.

BUSINESS STRATEGY AND OBJECTIVES

We are actively pursuing new markets as part of our growth strategy. We have a well-established and consistent relationship with the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies in Puerto Rico and the United States which provides us access to affiliated companies in other markets. We seek opportunities in markets that could yield profitable margins using our professional consulting force and also provide new services such as those performed by our new microbiological testing laboratory facility and our recently acquired information technology service firm.

As part of our growth strategy and our plans to globalize and enter into new markets, we have invested in our infrastructure to support our expansion plans. We invested approximately $1.3 million in equipment and improvements for our new microbiological testing lab. In addition, in fiscal years 2008 and 2007, we strengthened our executive staff to support our new laboratory facility, our market expansions in the United States, and most recently, Europe. In February 2007, we moved our headquarters to new facilities that house our microbiological testing laboratory, our new customer-specialized training facilities, and our operational and administrative offices.

Our business strategy is based on a commitment to provide premium quality and professional consulting services and reliable customer service to our customer base. Our business strategy and objectives are as follow:

•
Continue growth in consulting services in each technical service, quality assurance, regulatory compliance, technology transfer, validation, engineering, laboratory testing and manufacturing departments by achieving greater market penetration from our marketing and sales efforts;

•	Continue to enhance our technical consulting services through an increase in professional staff through internal growth and acquisitions that provides the best solutions to our customers’ needs;

•	Motivate our professionals and support staff by implementing a compensation program which includes both individual performance and overall company performance as elements of compensation;

•	Create a pleasant corporate culture and emphasize operational quality safety and timely service;

•	Continue to maintain our reputation as a trustworthy and highly ethical partner; and

•	Efficiently manage our operating and financial costs and expenses.

2006 U.S. Validation Compliance Service Business Acquisition

In January 2006, we acquired a validation compliance service business which served mainly the United States East Coast market. We are currently hosting our U.S. market expansion plans from this organization.

2007 Entrance to Ireland Market

In September 2007, we entered into the Ireland market through the formation of an 80%-owned subsidiary. We seek to provide the Ireland market the same services we are currently providing in the Puerto Rico and United States markets.

2008 Minority Controlled Company Certification

On July 1, 2008, we received certification as a "minority-controlled company" as defined by the National Minority Supplier Development Council and Growth Initiative ("NMSDC"). In line with the strategy to penetrate the United States market, the certification will allow us to participate in corporate diversity programs available from various potential customers in the United States and Puerto Rico. The certification is subject to renewal on July 1, 2009.

2008 Completion of Microbiology Testing Laboratory Facility

In the last quarter of 2008, our new microbiological laboratory (“Lab”) located in Puerto Rico was subject to audits by the FDA and potential customers as part of its development. These audits are part of the industry certification process standards for quality related services, which allows the Lab to offer services to the industry. The Lab, with an investment of $1.3 million, incorporates the latest technology and test methodologies meeting pharmacopoeia industry standards and regulations. We offer microbiological testing and related services to our core industries already serviced as well as the cosmetic and food industries.

2008 Integratek Acquisition

On December 2008, we acquired through one of our subsidiaries the operations and assets of Integratek Corp. (“Integratek”), an information technology services and consulting firm based in Puerto Rico. With this acquisition we plan to broaden the portfolio of services that we can provide to our customer base and also target other potential customers in other industries.

TECHNICAL CONSULTING SERVICES

We have established a reputation as a premier technical consulting services firm to the pharmaceutical, biotechnology, medical device and chemical manufacturing industries in Puerto Rico. These services include regulatory compliance, validation, technology transfer, engineering, safety and environmental, training, project management and process support. We have approximately 25 clients that are among the largest pharmaceutical, chemical manufacturing, medical device and biotechnology companies in Puerto Rico. We are actively participating in exhibitions, conferences, conventions and seminars as either exhibitors, sponsors or conference speakers.

MARKETING

We conduct our marketing activities primarily in Puerto Rico as well as the United States and other marketplaces. We actively utilize our project managers and leaders who are currently managing consulting service contracts at various client locations to also market consulting services to their existing and past client relationships. Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of professionals or dollar volume) and responding to prospective customers’ requests for proposals.

PRINCIPAL CUSTOMERS

Four customers accounted for 71% of our revenue during the three months ended January 31, 2009 and three customers accounted for 57% of our revenue during the year ended October 31, 2008, while four customers accounted for 70% of our revenue during the three months ended January 31, 2008 and three customers accounted for 59% of our revenue during the year ended October 31, 2007.  In spite of the fact that just a few customers represent a significant source of revenue, our functions are not a continuous process, accordingly, the client base for which our services are typically rendered, on a project-by-project basis, changes regularly. Therefore, in any given year a small number of customers could represent a significant source of our revenue for that year. The loss of or significant reduction in the scope of work performed for any major customer or our inability to replace customers upon completion of contracts could adversely affect our revenue and impair our ability to operate profitably.

COMPETITION

We are engaged in a highly competitive and fragmented industry. Some of our competitors are, on an overall basis, larger than us or are subsidiaries of larger companies, and therefore may possess greater resources than us. Furthermore, because the technical professional aspects of our business do not usually require large amounts of capital, there is relative ease of market entry for a new entrant possessing acceptable professional qualifications. Accordingly, we compete with regional, national, and international firms. Within the Puerto Rico, United States and Ireland markets, certain competitors, including local competitors, may possess greater resources than we do as well as better access to clients and potential clients.

Our competitors for compliance services consulting consist of large public and private companies, as well as smaller validation companies located in Puerto Rico, mainland United States and Ireland. Although we are the largest validation consulting firm in Puerto Rico, as measured by the number of professionals dedicated to providing validation and compliance consulting services in Puerto Rico, these companies, which offer consulting services similar to those we offer, have significantly more resources than we have and may have relationships with pharmaceutical, biotechnology and chemical manufacturing companies in the United States or in other parts of the world.

Competition for validation and consulting services used to be primarily based on reputation, track record, experience, and quality of service. However, given the economic recession and our clients' strategies to reduce costs, price of service has become a major factor in sourcing our services. We believe that we enjoy significant competitive advantages over other consulting service firms because of our historical market share within Puerto Rico (15 years), brand name, reputation and track record with many of the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies which have presence in the markets we are pursuing.

The market of qualified and experienced professionals that are capable of providing technical consulting services is very competitive and consists primarily of our competitors as well as companies in the pharmaceutical, chemical, biotechnology and medical device industries who are our clients and potential clients. In seeking qualified personnel we market our name recognition in the Puerto Rico market, our reputation with our client, salary and benefit package, company stock options and a low turnover of qualified employees.

RAW MATERIALS

We require the use of various raw materials, including culture media, DNA reagents, LAL reagents and biological indicators, in our microbiological testing laboratory facility.  We purchase these raw materials from various suppliers. At times, we concentrate orders among a few suppliers in order to strengthen our supplier relationships and receive quantity discounts. Raw materials are generally available from multiple suppliers at competitive prices.

ENVIRONMENTAL REGULATIONS

Activities in our microbiological testing laboratory facility are regulated under Puerto Rico and U.S. federal laws designed to protect workers and the environment. Some of these laws include the Occupational Safety and Health Act and the Resource Conservation and Recovery Act. These laws apply to the use, handling and disposal of various biological and chemical substances used in our processes. We believe we are in material compliance with these laws and that continued compliance will not have a materially adverse effect on our business. No specific accounting for environmental compliance has been maintained or projected by us at this time.

INTELLECTUAL PROPERTY RIGHTS

We have no proprietary software or products. We rely on non-disclosure agreements with our employees to protect the proprietary software and other proprietary information of our clients. Any unauthorized use or disclosure of this information could harm our business.

EMPLOYEES

We currently employ 90 regular full time employees.  None of our employees are represented by a labor union, and we consider our employee relations to be good. Our subsidiary, Pharma-PR, was recognized and awarded by Hewitt Associates as one of the “Puerto Rico 20 best employers” in 2006.

PROPERTIES

In February 2007, we entered into an agreement for our new main resource facilities with Plaza Professional Center, Inc., a company controlled by Elizabeth Plaza.  These facilities accommodate our microbiological testing laboratory, our new customer-specialized training facilities and, our operational and administrative offices. The agreement is for a five year term. The new agreement also requires the payment of utilities, property taxes, insurance and a portion of expenses incurred by the affiliate in connection with the maintenance of common areas. The agreement provides a five year renewal option.

We also lease office space in Limerick, Pennsylvania. The lease was renewed on July 31, 2007 for a term of three years.

Our Ireland start-up office facilities are located in Cork, Ireland. Currently, the facilities are under a month-to-month lease.

We believe that our present facilities are adequate to meet our needs and that, if we require additional space, it will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

From time to time, we may be a party to legal proceedings incidental to our business.  We do not believe that there are any proceedings threatened or pending against us, which, if determined adversely to us, would have a material effect on our financial position or results of operations and cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position
Elizabeth Plaza	45	President, Chairman of the Board and Director
Nélida Plaza	41	Vice President and Secretary
Pedro J. Lasanta	49	Chief Financial Officer and Vice President - Finance and Administration
Dov Perlysky (2)	46	Director
Kirk Michel (1) (2)	54	Director
Howard Spindel (1)	64	Director
Irving Wiesen (1) (2)	53	Director

1	Member of the audit and compensation committees.

2	Member of the mergers and acquisition committee.

Elizabeth Plaza has been the president and sole director of Pharma-PR since 1997, when the Company was incorporated after operating as a sole proprietorship since 1993, and she has been our president, chief executive officer and a director since January 25, 2006. Ms. Plaza holds a B.S. in Pharmaceutical Sciences, magna cum laude, from the School of Pharmacy of the University of Puerto Rico. She was a 40 under 40 Caribbean Business Award recipient in 2002, the 2003 recipient of Ernst & Young’s Entrepreneur of the Year Award in Health Science, one of the 2003 recipients of the Puerto Rico Powerful Business Women Award, elected as Puerto Rico Manufacturers Association 2004 (Metropolitan-West Region) Executive of the Year, and Puerto Rico 2008 Executive of the Year.

Nélida Plaza has been the vice president of operations of Pharma-PR since January 2004 and has been our vice president and secretary since January 25, 2006. In July 2000, Ms. Plaza joined Pharma-PR as a project management consultant. In the past, Ms. Plaza was a unit operations leader and safety manager at E.I. DuPont De Nemours where she was involved with the development, support and audit of environmental, safety and occupational health programs. Ms. Plaza holds a M.S. in Environmental Management from the University of Houston in Clear Lake and a B.S. in Chemical Engineering from the University of Puerto Rico. Nélida Plaza was recognized by Casiano Communications as one of the 40 under 40 distinguished executives in Puerto Rico.

Pedro J. Lasanta has been our chief financial officer and vice president - finance and administration since November 2007. From 2006 until October 2007, Mr. Lasanta was in private practice as an accountant, tax and business counselor. From 1999 until 2006, Mr. Lasanta was the Chief Financial Officer for Pearle Vision Center PR, Inc. In the past, Mr. Lasanta was also an audit manager for Ernst & Young, formerly Arthur Young & Company. He is a cum laude graduate in business administration (accounting) from the University of Puerto Rico.  Mr. Lasanta is a certified public accountant.

Dov Perlysky had been our president, has been a director since 2004 and has been the managing member of Nesher, LLC a private investment firm since 2000. On January 25, 2006, in connection with the reverse acquisition, Mr. Perlysky resigned as president and became a consultant to us. From 1998 until 2002, Mr. Perlysky was a vice president in the private client group of Laidlaw Global Securities, a registered broker-dealer. He received his B.S. in Mathematics and Computer Science from the University of Illinois in 1985 and a Masters in Management from the JL Kellogg Graduate School of Northwestern University in 1991. Mr. Perlysky is a director of Engex, Inc., a closed-end mutual fund and he is also a director for Highlands State Bank.

Kirk Michel, a director since January 25, 2006, has been a managing director of KEMA Advisors, Inc., a boutique financial advisory firm located in Hillsborough, North Carolina since 2002. KEMA Advisors provides financial advisory services to middle market companies and governmental agencies. From 1995 to 2002, Mr. Michel was the co-founder and a managing director of Bahia Group Holdings, LLC which provided corporate finance, public finance and merger and acquisition services to middle market companies and governmental agencies. Mr. Michel holds a M.B.A. degree from the Columbia University Graduate School of Business and a B.A. in Economics from Northwestern University.

Howard Spindel, a director since January 25, 2006, has been a consultant with Integrated Management Solutions, a securities industry consulting and recruitment firm which he founded, since 1985. In this capacity, he has also acted as a financial and operations principal, general securities principal, registered representative and options principal for several broker-dealers during this period. He is also a director of Engex, Inc., a closed-end mutual fund. Mr. Spindel received a B.S. in accounting from Hunter College.

Irving Wiesen, a director since January 25, 2006, has practiced as an attorney specializing in food and drug law and regulation in the pharmaceutical and medical device industries for more than twenty-five years. For more than the past five years he has been of counsel to the New York law firms, Ullman, Shapiro and Ullman, LLP and Cohen, Tauber, Spievack & Wagner. Prior to that, Mr. Wiesen was a partner in the New York food and drug law firm, Bass & Ullman, and also served as division counsel of Boehringer Ingelheim Pharmaceuticals, Inc. Mr. Wiesen represents pharmaceutical, medical device and biotechnology companies in all aspects of FDA regulation, corporate practice and compliance, litigation and allied commercial transactions. Mr. Wiesen received his J.D. degree from the New York University School of Law and holds an M.A. in English Literature from Columbia University and a B.A., cum laude, from Yeshiva University.

Elizabeth Plaza and Nélida Plaza are sisters. There is no other family relationship among our officers and directors.

Board Committees

The board of directors has three committees, the audit committee, the compensation committee and the mergers and acquisition committee. Kirk Michel, Howard Spindel and Irving Wiesen, each of whom is an independent director, are the members of the audit and compensation committees. Mr. Spindel is the audit committee financial expert. Dov Perlysky, Kirk Michel and Irving Wiesen are the members of the mergers and acquisition committee. The mergers and acquisition committee was formed to assist us with our business strategy and objectives as they relate to acquisitions discussed above.

Board Independence

The board of directors has determined that the following directors are independent pursuant to Nasdaq Rule 4200 (“Nasdaq Rules”) (even though the Company’s securities are not traded on the Nasdaq market) and the Exchange Act: Kirk Michel, Howard Spindel and Irving Wiesen.

Code of Ethics

We have adopted a Code of Ethics that applies to all our senior management and directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

Set forth below is information for our Chief Executive Officer and the other officers whose total compensation exceeded $100,000 for the fiscal year ended October 31, 2008.

Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards ($)(1)	Other Compensation	Total
Elizabeth Plaza, President and	2008	$250,000	$—	$12,972	$24,82824,828	$287,800
Chief Executive Officer	2007	250,000	—	—	—	274,828
Nélida Plaza, Vice President	2008	$150,000	$—	$11,595	$11,592	$173,187
	2007	150,000	—	6,481	11,592	168,073
Pedro Lasanta, Chief Financial Officer	2008	$100,000	$—	$—	$6,000	$106,000

(1)	Amount shown do not reflect compensation received by the officers. Instead, the amounts shown are the compensation costs recognized by us for option grants as determined by the provisions of FAS 123R.

Other compensation for Elizabeth Plaza and Nelida Plaza correspond to company lease payments for vehicles under their use, while for Pedro Lasanta represents a car allowance.

Outstanding Equity Awards at Fiscal Year-End Table

The following Outstanding Equity Awards at fiscal year end table summarizes the holdings held by our Named Executive Officers as of October 31, 2008.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Elizabeth Plaza (1)	—	125,000	$0.6500	Dec 20, 2012
Nelida Plaza (2)(3)	31,361	62,722	$0.7344	Jan. 27, 2011
	—	37,372	$0.7344	Jan. 27, 2011
	—	75,000	$0.6500	Dec. 20, 2012
Pedro Lasanta	—	—	$—	—

(1)  Options to purchase 125,000 shares of common stock were granted on December 20, 2007 and vest in three equal annual installments beginning on December 20, 2008.

(2)  Prior to the reverse acquisition, Pharma-PR, which was then wholly owned by Elizabeth Plaza, had granted Nélida Plaza an option to purchase 500 shares of its common stock at an exercise price of $138.19 per share. At the consummation of the reverse merger in January 2006, we granted Ms. Nélida Plaza options to purchase 131,455 shares of common stock at an exercise price of $0.7344 per share, the fair market value on the date of grant, of which an option to purchase 94,083 shares of our common stock was issued to replace options granted prior to the reverse acquisition.

(3) Options to purchase 94,083 share of common stock were granted on January 27, 2006 and vest in three equal annual installments beginning on January 27, 2008.  Options to purchase 37,372 shares of common stock were granted on January 27, 2006 and vest in three equal installments thirty-six, forty-eight and fifty-four months from January 27, 2006.  Options to purchase 75,000 shares of common stock were granted on December 20, 2007 and vest in three equal annual installments beginning on December 20, 2008.

Employment Agreements

On January 25, 2006, we entered into employment agreements with Elizabeth Plaza and Nélida Plaza. Our agreement with Elizabeth Plaza provided that Ms. Plaza will serve as our president and chief executive officer for which she will receive a salary at the annual rate of $250,000. The Company will also provide Ms. Plaza with an automobile allowance at the annual rate of $24,828, discretionary bonuses and stock options or other equity-based incentives as shall be determined by our compensation committee, except that her bonus shall not be less than 4% or more than 50% of her salary. If we terminate Ms. Plaza’s employment other than for cause or as a result of her death or disability, we are required to pay Ms. Plaza the balance of her compensation for her employment terms and her consulting term and other benefits, including a pro rata portion of the bonus that would have been paid to her, and her obligations under her non-competition provision terminate. Since the bonus is discretionary, with a minimum bonus of 4% of Ms. Plaza’s salary, unless the compensation committee shall have provided for a greater bonus prior to the termination of Ms. Plaza’s employment without cause, Ms. Plaza would not be entitled to a bonus greater than $10,000, which is 4% of $250,000, the amount of the bonus to be based on the remaining employment term. Upon termination of the agreement Ms. Plaza will serve as a consultant under terms to be negotiated.

On March 11, 2009, upon the request of Elizabeth Plaza and upon the approval of the Company’s Compensation Committee, the Company entered into a Second Amendment to Employment Agreement (the “Second Amendment”) with Ms. Plaza, to reduce Ms. Plaza’s current annual base salary from $250,000 to $200,000 for the period of January 1, 2009 to February 23, 2009 and to reduce Ms. Plaza’s automobile allowance from $2,069 to $1,400.

On March 11, 2009, upon the request of Ms. Plaza, and upon the approval of the Company’s Compensation Committee, the Company entered into a Third Amendment to Employment Agreement (the “Third Amendment”) with Ms. Plaza, pursuant to which Ms. Plaza will no longer be receiving an annual base salary effective February 23, 2009.

Our agreement with Nélida Plaza provided that Ms. Plaza will serve as vice president for a term of three years for which she will receive annual compensation at the annual rate of $150,000. She is also entitled to bonus compensation as is determined by the compensation committee, not to exceed 50% of her salary. We also agreed to make the lease payments on the automobile she currently leases. Such payments are at the annual rate of approximately $11,592. If we terminate Ms. Plaza’s employment other than for cause or as a result of her death or disability, we are required to pay Ms. Plaza her compensation for the balance of the term and other benefits, including a pro rata portion of the bonus that would have been paid to her, and her obligations under her non-competition provision terminate. Since Ms. Plaza’s employment contract provides for a discretionary bonus, unless the compensation committee shall have provided for a bonus to Ms. Plaza prior to the termination of her employment without cause, Ms. Plaza would not be entitled to any bonus payment.

On March 11, 2009, upon the approval of the Company’s Compensation Committee, the Company entered into an Amendment to Employment Agreement with Nelida Plaza to extend the term of her employment for an indefinite amount of time and to reduce Ms. Plaza’s current annual base salary from $150,000 to $135,000 effective March 1, 2009.

The employment agreements with both Elizabeth Plaza and Nélida Plaza provide that during the term of the agreement and for two years thereafter, the executive will not, directly or indirectly engage in a competing business or solicit any customer or seek to persuade any customer to reduce the amount of business it does with us or seek to persuade any employee to leave our employ.

On November 5, 2007, we entered into an employment agreement with Pedro Lasanta, our chief financial officer, pursuant to which we pay Mr. Lasanta an annual salary of $100,000 plus a monthly car allowance of $500. The agreement had a one-year term, which we could extend subject to the approval of the president and chief executive officer and the audit committee. Mr. Lasanta’s employment agreement has a non-competition provision pursuant to which he agrees that during the term of the agreement and for one year thereafter, Mr. Lasanta will not, directly or indirectly, engage in a competing business or solicit any customer or seek to persuade any customer to reduce the amount of business it does with us or seek to persuade any employee to leave our employ.

On December 17, 2008, we entered into an amendment to the employment agreement with Pedro Lasanta pursuant to which the term of the contract was extended indefinitely.  The amended employment agreement provides that we will pay Mr. Lasanta an annual salary of $110,000 and an annual bonus in cash or Company stock options to be granted based on performance metrics to be established.  Pursuant to the amended employment agreement, we will grant Mr. Lasanta options to purchase 30,000 shares of Company stock having an exercise price equal to fair market value on the date of grant and vesting in three equal annual installments beginning one year from November 1, 2008.  In addition, upon termination of Mr. Lasanta’s employment for reasons other than those set forth in his amended employment agreement, Mr. Lasanta will receive a lump-sum severance payment in an amount equivalent to six months of his salary at the time of the termination, less legal withholdings, or the severance established by PR labor law No. 80 of May 30, 1976 known as the “Wrongful Discharge Act” (“Ley de Despido Injustificado”), whichever amount is higher.  All other terms and conditions of Mr. Lasanta’s employment agreement remain the same.

On March 11, 2009, upon the approval of the Company’s Compensation Committee, the Company entered into an Amendment to Employment Agreement with Pedro J. Lasanta to reduce Mr. Lasanta’s current annual base salary from $110,000 to $106,000 and to eliminate Mr. Lasanta’s automobile allowance effective March 1, 2009.

2005 Long-Term Incentive Plan

In October 2005, our board of directors adopted, and in April 2006, our stockholders approved, the 2005 Long-Term Incentive Plan, covering 2,500,000 shares of common stock. The 2005 plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The 2005 Plan is to be administered by a committee of independent directors. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible for discretionary options. However, each newly elected independent director receives at the time of his or her election, a five-year option to purchase 25,000 shares of common stock at the market price on the date of his or her election. In addition, the plan provided for the annual grant of an option to purchase 5,000 shares of common stock on the first trading day of January of each year, commencing January 2007; however, on April 19, 2007, the stockholders amended the plan to increase the number of options granted to its independent directors annually from 5,000 to 10,000 shares of common stock. On April 19, 2007, the stockholders also amended the plan to provide for a grant to purchase 5,000 shares of common stock at the market price to each advisory board member on the date of his or her election and a grant of 5,000 options to each of them annually. The options to directors have a term of five years and become exercisable cumulatively as to 50% of the shares subject to the option six months from the date of grant and, as to the remaining 50%, 18 months from the date of grant. Pursuant to this provision, on January 25, 2006, options to purchase 25,000 shares at $0.7344 per share, being the fair market value on the date of grant, were automatically granted to our independent directors Messrs. Kirk Michel, Howard Spindel and Irving Wiesen.  As authorized under the 2005 Plan as amended, in addition to the options granted at the date of the independent directors election, we made options grants on January 3, 2007, April 19, 2007, January 2, 2008 and January 2, 2009 in the amount of 5,000, 5,000, 10,000 and 10,000 options to each independent director, respectively. The exercise price of the options granted on January 3, 2007, April 17,2007, January 2, 2008 and January 2, 2009 was $0.75, $0.65, $0.74 and $0.50 per share, respectively. On January 10, 2008 the board of directors granted a discretionary 10,000 stock options award with an exercise price of $0.698 per share to Dov Perlysky, a non independent board of directors’ member Except for the exercise price, these option grants have the same terms as the options granted to our independent directors on January 26, 2006.

Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.  As of March 25, 2009, there were outstanding options to purchase 1,466,772 shares of common stock at a weighted-average exercise price of approximately $0.7047 per share.

Option holders do not recognize taxable income upon the grant of either incentive or non-qualified stock options under the Internal Revenue Code of 1986. When employees exercise incentive stock options, they will not recognize taxable income upon exercise of the option, although the difference between the exercise price and the fair market value of the common stock on the date of exercise is included in income for purposes of computing their alternative minimum tax liability, if any. If certain holding period requirements are met, their gain or loss on a subsequent sale of the stock will be taxed at capital gain rates. Generally, long-term capital gains rates will apply to their full gain at the time of the sale of the stock, provided that they do not dispose of the stock made within two years from the date of grant of the option or within one year after your acquisition of such stock, and the option is exercised while they are employed by us or within three months of the termination of their employment or one year in the event of death or disability, as defined in the Internal Revenue Code. Employees who are residents of Puerto Rico are subject to the Puerto Rico Code, which may be different from tax treatment under the Internal Revenue Code.

In general, upon the exercise a non-qualified option, the option holder will recognize ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares on the date he or she exercises the option. Subject to certain limitations, we may deduct that amount as an expense for federal income tax purposes. In general, when the holders of shares issued on exercise of a nonqualified stock option sell their shares, any profit or loss is short-term or long-term capital gain or loss, depending upon the holding period for the shares and their basis in the shares will be the fair market value on the date of exercise.

Director Compensation

Effective as of May 6, 2008, we approved a plan to nominally compensate our directors for their attendance at various meetings. Non-employee directors will receive (1) $1,000 for attendance at each meeting of the Board of Directors and (ii) $500 for attendance at each Committee meeting. Pursuant to our 2005 Long Term Incentive Plan, as amended (“Plan”), each independent director receives an option to purchase 25,000 shares of the Company’s common stock on the date of his or her election, and, on the first trading day of January in each year thereafter, the independent director receives an option to purchase 10,000 shares of the Company’s common stock. Prior to April 2007, the automatic option grant to each independent director had been 5,000 options per year. As described above, Mr. Michel, Spindel and Wiesen are considered “independent directors.”

The following table sets forth information concerning the compensation of directors for the year ended October 31, 2008.

Name	Fiscal Year	Fees Earned or Paid in Cash	Option Awards (1) (2)	Total
Kirk Michel	2008	$5,500	$2,517	$8,017
Howard Spindel	2008	$5,500	$2,517	$8,017
Irving Wiesen	2008	$5,500	$2,517	$8,017
Dov Perlysky	2008	$5,000	$1,938	$6,938

(1) Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the compensation costs recognized by us in fiscal year 2008 for option grants that were made to directors as determined pursuant to FAS 123R. The assumptions used to calculate the value of option awards are set forth under Note I of the Notes to Consolidated Financial Statements included in this Prospectus.

(2) As of October 31, 2008, each of our non-employee directors held the following number of options: Kirk Michel 45,000; Howard Spindel 45,000; Irving Wiesen 45,000; and Dov Perlysky 10,000.

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of February 13, 2009 by:

•	each director;

•	each officer named in the summary compensation table (“Named Executive Officers”);

•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

•	all directors and Named Executive Officers as a group.

As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights and the address for each person is c/o Pharma-Bio Serv, Inc., Industrial Zone, Lot 14, Barrio Higuillar, Dorado, Puerto Rico 00646. A person is deemed to beneficially own the total number of shares of common stock which he or she owns plus the number of shares of common stock which are issuable upon exercise of currently exercisable securities. The percentage ownership of each person is the percentage that the number of shares beneficially owned by that person bears to the sum of (a) the outstanding common stock plus (b) the shares of common stock issuable upon exercise or conversion of those currently convertible securities that are owned by that stockholder.

Name	Shares of Common Stock Beneficially Owned at February 13, 2009	Percentage
Directors and Named Executive Officers
Elizabeth Plaza(1)	6,728,781	32.36%
Dov Perlysky(2)	2,328,393	11.01%
Kirk Michel(3)	550,906	2.63%
Howard Spindel(4)	40,000	*
Irving Wiesen(4)	40,000	*
Nelida Plaza(4)	100,179	*
All Directors and Named Executive Officers as a group (six persons) (5)	9,788,259	45.37%
5% or Greater Shareholders
Venturetek, L.P.(6)	4,697,990	21.05%
San Juan Holdings, Inc.(7)	4,686,443	20.23%
Barron Partners LP(8)	3,889,174	17.59%
Pentland USA, Inc.(9)	1,532,719	7.21%
Fame Associates(10)	1,532,719	7.21%

*	Less than 1%.

(1)
Includes 41,666 shares of common stock issuable upon exercise of options, which are vested as of February 13, 2009, 1,616,667 shares owned by Ms. Plaza directly and 5,070,448 shares subject to a voting proxy in favor of Ms. Plaza. In conjunction with certification as a minority controlled business, Ms. Plaza received irrevocable proxies (“Voting Proxies”) to vote an aggregate of 5,070,448 shares of the Company’s common stock from Venturetek LP, Krovim, LLC and LDP Family Partnership. These Voting Proxies are effective until July 1, 2009, unless the business certification expires sooner.

(2)
The shares of common stock beneficially owned by Mr. Perlysky include (i) 1,164,554 shares of common stock owned by Krovim, LLC, (ii) 772,791 shares owned by LDP Family Partnership and 386,048 shares issuable upon exercise of warrants held by the LDP Family Partnership (iii) options issued to Mr. Perlysky to purchase 5,000 shares of common stock, which are vested as of February 13, 2009. Elizabeth Plaza exercises voting power over the shares owned by Krovim pursuant to a Voting Proxy and Mr. Perlysky as the manager of Nesher, LLC, which is the manager of Krovim, may be deemed to exercise dispositive power over these shares. Mr. Perlysky disclaims beneficial interest in the shares owned by Krovim. Elizabeth Plaza exercises voting power over the shares owned by the LDP Family Partnership pursuant to a Voting Proxy and Mr. Perlysky’s wife, the general partner of LDP Family Partnership, is deemed to exercise dispositive power over these shares. Mr. Perlysky disclaims beneficial ownership in the securities owned by his wife.

(3)
The shares of common stock beneficially owned by Mr. Michel consist of 40,000 shares of common stock issuable upon exercise of options, which are vested as of February 13, 2009, 340,706 shares of common stock owned by KEMA Advisors, of which Mr. Michel is managing director, and 170,200 shares issuable upon exercise of warrants held by KEMA Advisors.

(4)	The shares of common stock owned by each of Ms. Nelida Plaza, Mr. Spindel and Mr. Wiesen represent shares issuable upon exercise of options, which are vested as of February 13, 2009.

(5)	Includes 266,845 shares issuable upon the exercise of options, which are vested as of February 13, 2009 and 170,200 shares issuable upon exercise of warrants.

(6)
This information was obtained from a Schedule 13D filed by Venturetek, L.P. (“Venturetek”) on July 10, 2008. Includes 1,565,058 shares issuable upon currently exercisable warrants. Mr. David Selengut, the manager of TaurusMax LLC, which is the general partner of Venturetek has sole dispositive power and Elizabeth Plaza has sole voting power over these shares pursuant to a Voting Proxy. The shares beneficially owned by Venturetek do not include 200 shares of common stock held by Mr. Selengut and 200 shares held by Mr. Selengut’s wife. Mr. Selengut disclaims beneficial ownership of the shares held by his wife. The mailing address for Venturetek, L.P. is 370 Lexington Avenue, New York, NY 10017.

(7)
This information was obtained from a Schedule 13D filed by San Juan Holdings, Inc. on July 11, 2008. Includes 2,417,315 shares of common stock issuable upon exercise of warrants. Messrs. Ramon Dominguez and Addison M. Levi III have voting and dispositive power over these shares. The mailing address for San Juan Holdings, Inc. is 255 Ponce de Leon Ave., Hato Rey, PR 00917.

(8)
This information was obtained from a Form 4 filed by Baron Partners on February 26, 2009. Includes 1,361,600 shares issuable upon exercise of currently exercisable warrants. Mr. Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over these shares. The mailing address for Barron Partners LP is 730 Fifth Avenue, New York, NY 10019.

(9)	This information was obtained from a Schedule 13D filed by Pentland USA, Inc. on May 15, 2006. Includes 510,600 shares issuable upon exercise of currently exercisable warrants.

(10)	This information was obtained from a Schedule 13D filed by Fame Associates on May 17, 2006. Includes 510,600 shares issuable upon exercise of currently exercisable warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 25, 2006, we acquired Pharma-PR from Elizabeth Plaza, as the sole stockholder of Pharma-PR. At the closing, we paid Ms. Plaza $10,000,000 and issued to Ms. Plaza 1,150,000 shares of common stock. In addition, pursuant to agreement Ms. Plaza was entitled to three payments, each in the amount of $2,750,000, on January 25, 2007, 2008 and 2009.  As of March 25, 2009, we have made two full payments and a partial payment to Ms. Plaza. During fiscal year 2009, we expect to pay from working capital the remaining balance owed of $500,000 to Ms. Plaza.

San Juan Holdings represented Pharma-PR and Elizabeth Plaza in connection with the reverse acquisition. For such services, we issued 600,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock, with an exercise price of $0.06 per share, to San Juan Holdings. In our private placement of series A preferred stock and warrants, San Juan Holdings purchased three units. The purchase price for the three units was $750,000. The broker, which is an affiliate of San Juan Holdings, waived the commission and the non-accountable expense allowance with respect to such sales, and as a result, San Juan Holdings purchased the three units for a net payment of $652,500. The three units were comprised of 75,000 shares of series A preferred stock and warrants to purchase 510,600 shares of common stock. The shares of series A preferred stock became converted into 1,021,200 shares of common stock. We also issued 919 shares of common stock to San Juan Holdings as a result of our failure to file the registration statement of which this prospectus is a part in a timely manner. We also paid an affiliate of San Juan Holdings a broker’s commission and non-accountable expense allowance of $195,000 for sales made to other purchasers in the private placement, and we issued to the affiliate three-year warrants to purchase an aggregate of 275,724 shares of common stock at an exercise price of $0.7344 per share. On July 2008, San Juan Holdings exercised 669,009 of the warrants exercisable at $0.06.

KEMA Advisors, Inc., of which Kirk Michel, a director, is managing director, purchased one unit, consisting of 25,000 shares of series A preferred stock and warrants to purchase an aggregate of 170,200 shares of common stock for $250,000. The shares of series A preferred stock became converted into 340,400 shares of common stock. We also issued 306 shares of common stock to KEMA Advisors for our failure to file the registration statement in a timely manner.

On July 1, 2008, the Company received certification as a “minority-controlled company” as defined by the National Minority Supplier Development Council and Growth Initiative (“NMSDC”). As part of the certification process, Ms. Plaza agreed to purchase an aggregate of 466,667 warrants from six warrant holders, one of which was San Juan Holdings, at a purchase price of $0.77 per warrant pursuant to a Securities Purchase Agreement dated December 12, 2007, as amended, and to immediately exercise the warrants at an exercise price of $.7344 per share, with proceeds to the Company of $342,720.24 per share. Ms. Plaza purchased the warrants from the six warrant holders and exercised the warrants effective as of July 9, 2008. The effective price per share to Ms. Plaza was $1.5044 per share in this transaction.

DESCRIPTION OF CAPITAL STOCK

Our authorized capitalization consists of 10,000,000 shares of preferred stock, par value $.0001 per share, and 50,000,000 shares of common stock, par value $.0001 per share.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are entitled to share in such dividends as the board of directors, in its discretion, may declare from funds legally available. In the event of liquidation, each outstanding share entitles its holder to participate ratably in the assets remaining after payment of liabilities.

Our directors are elected by a plurality vote. Because holders of common stock do not have cumulative voting rights, holders or a single holder of more than 50% of the outstanding shares of common stock present and voting at an annual stockholders meeting at which a quorum is present can elect all of our directors. Our stockholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or of any other securities.

The transfer agent for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

The board of directors is authorized to issue up to 10,000,000 shares of preferred stock, which may be issued in series from time to time with such designations, rights, preferences and limitations as the board of directors may declare by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the board of directors has the authority to issue shares of preferred stock without stockholder approval. The issuance of preferred stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

Investor Warrants

In connection with our January 2006 private placement, we issued warrants to purchase 3,999,700 shares of common stock at an exercise price of $1.10 per share and warrants to purchase an additional 3,999,700 shares of common stock at an exercise price of $1.65 per shares. These warrants have a term which expires five years from the closing date and are callable by us if the closing price of our common stock is at least twice the exercise price of the warrants for 20 consecutive trading days. The warrants became exercisable when we filed our restated certificate of incorporation with the Secretary of State of the State of Delaware.

Other Warrants

As of March 25, 2009, warrants to purchase 249,600 shares of common stock at an exercise price of $0.06 per share were outstanding. These warrants are exercisable until January 16, 2014, and the holders have cashless exercise rights. The holders of these warrants have the same registration rights as are granted to Elizabeth Plaza with respect to the 1,150,000 shares of common stock issued to her pursuant to the merger agreement.

At the closing of the acquisition of Plaza we issued to San Juan Holdings warrants to purchase 2,500,000 shares of common stock at an exercise price of $.06 per shares of which 669,009 were exercised on July 2008. The warrants are exercisable until January 24, 2014. San Juan Holding has the same registration rights as are granted to Elizabeth Plaza with respect to the 1,150,000 shares of common stock issued to her pursuant to the merger agreement.

Broker-Dealer Warrants

At the closing of the reverse acquisition we issued to broker-dealers who assisted us in our January 2006 private placement, three-year warrants to purchase an aggregate of 1,439,892 shares of common stock at an exercise price of $.7344 per shares. On January 23, 2009, the Board of Directors of the Company authorized a one year extension on the expiration date of these outstanding warrants. The holders of the warrants have piggyback registration rights for the common stock issuable upon exercise of the warrants, which will include a standard underwriters’ right to exclude shares, commencing six months after the effective date of the registration statement of which this prospectus is a part.

Delaware Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

EXPERTS

The financial statements for the years ended October 31, 2008 and 2007, included in this prospectus to the extent and for the periods indicated in their reports, have been audited by Horwath Vélez & Co. PSC, independent registered public accountants, and are included herein in reliance upon the authority of such firms as experts in accounting and auditing in giving such reports.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Akerman Senterfitt.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

PHARMA-BIO SERV, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pharma-Bio Serv, Inc.
Dorado, Puerto Rico

We have audited the accompanying consolidated balance sheets of Pharma-Bio Serv, Inc. as of October 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended.  Pharma-Bio Serv, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharma-Bio Serv, Inc as of October 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note B to the consolidated financial statements, effective November 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109.”

S/HORWATH VÉLEZ & CO, PSC
San Juan, Puerto Rico

January 29, 2009
Puerto Rico Society of Certified Public Accountants
Stamp number 2382491 was
Affixed to the original of this report

PHARMA-BIO SERV, INC.
Consolidated Balance Sheets
October 31, 2008 and 2007

	October 31,
	2008	2007
ASSETS:
Current assets
Cash and cash equivalents	$3,087,990	$4,792,366
Accounts receivable	3,245,153	3,559,279
Other	194,108	276,506
Total current assets	6,527,251	8,628,151

Property and equipment	1,521,575	799,851
Other assets, mainly intangible assets	63,127	134,686
Total assets	$8,111,953	$9,562,688

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities
Current portion-obligations under capital leases	$45,318	$41,987
Accounts payable and accrued expenses	1,189,705	1,592,389
Due to affiliate	2,706,892	2,706,892
Income taxes payable	48,324	423,703
Total current liabilities	3,990,239	4,764,971
Due to affiliate	-	2,530,873
Other long-term liabilities	69,934	99,661
Total liabilities	4,060,173	7,395,505
Stockholders' equity:
Preferred Stock, $0.0001 par value; authorized 10,000,000 shares; none outstanding	-	-
Common Stock, $0.0001 par value; authorized 50,000,000 shares; issued and outstanding 20,751,215 and 19,615,539 shares in 2008 and 2007, respectively	2,075	1,961
Additional paid-in capital	540,337	115,404
Retained earnings	3,534,060	2,046,264
Accumulated other comprehensive (loss) income	(24,692)	3,554
Total stockholders' equity	4,051,780	2,167,183
Total liabilities and stockholders' equity	$8,111,953	$9,562,688

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Income
For the Years Ended October 31, 2008 and 2007

	Years ended October 31,
	2008	2007
REVENUES	$15,196,393	$16,204,851

COST OF SERVICES	9,406,600	9,380,916

GROSS PROFIT	5,789,793	6,823,935

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	3,135,968	3,176,140

INCOME FROM OPERATIONS	2,653,825	3,647,795

OTHER INCOME (EXPENSES):
Interest expense	(227,449)	(392,171)
Interest income	82,707	107,505
Loss on disposition of property and equipment	-	(25,660)
	(144,742)	(310,326)

INCOME BEFORE INCOME TAXES	2,509,083	3,337,469

INCOME TAXES	1,021,287	1,436,302

NET INCOME	$1,487,796	$1,901,167

BASIC EARNINGS PER COMMON SHARE	$0.07	$0.10

DILUTED EARNINGS PER COMMON SHARE	$0.07	$0.09

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING – BASIC	19,970,549	19,391,063

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING – DILUTED	22,259,016	22,166,182

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended October 31, 2008 and 2007

							Accumulated
					Additional		Other
	Common Stock		Preferred Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Total
BALANCE AT OCTOBER 31, 2006	18,315,001	$1,831	-	$-	$-	$145,227	$-	$147,058

CASHLESS CONVERSION OF WARRANTS TO SHARES OF COMMON STOCK	1,300,538	130	-	-	-	(130)	-	-

STOCK-BASED COMPENSATION	-	-	-	-	115,404	-	-	115,404

COMPREHENSIVE INCOME:
NET INCOME	-	-	-	-	-	1,901,167	-	1,901,167

OTHER COMPREHENSIVE INCOME:
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-	-	-	-	-	-	3,554	3,554
OTHER COMPREHENSIVE INCOME								3,554
COMPREHENSIVE INCOME								1,904,721

BALANCE AT OCTOBER 31, 2007	19,615,539	1,961	-	-	115,404	2,046,264	3,554	2,167,183

CONVERSION OF WARRANTS TO SHARES OF COMMON STOCK	1,135,676	114	-	-	382,747	-	-	382,861

STOCK-BASED COMPENSATION	-	-	-	-	42,186	-	-	42,186

COMPREHENSIVE INCOME:
NET INCOME	-	-	-	-	-	1,487,796	-	1,487,796

OTHER COMPREHENSIVE LOSS:
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-	-	-	-	-	-	(28,246)	(28,246)
OTHER COMPREHENSIVE LOSS								(28,246)
COMPREHENSIVE INCOME								1,459,550

BALANCE AT OCTOBER 31, 2008	20,751,215	$2,075	-	$-	$540,337	$3,534,060	$(24,692)	$4,051,780

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
    Consolidated Statements of Cash Flows
For the Years Ended October 31, 2008 and 2007

	Years ended October 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,487,796	$1,901,167
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposition of property and equipment	-	25,660
Stock-based compensation	42,186	115,404
Depreciation and amortization	227,152	208,225
Imputed interest expense	219,127	382,804
Decrease in accounts receivable	320,252	2,245,364
Decrease in other assets	73,620	188,298
(Decrease) increase in liabilities	(790,027)	561,794
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,580,106	5,628,716

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(845,814)	(322,512)

NET CASH USED IN INVESTING ACTIVITIES	(845,814)	(322,512)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	382,861	-
Payments on obligations under capital lease	(60,091)	(38,873)
Payments to affiliate	(2,750,000)	(2,750,000)
NET CASH USED IN FINANCING ACTIVITIES	(2,427,230)	(2,788,873)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(11,438)	-
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,704,376)	2,517,331

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	4,792,366	2,275,035

CASH AND CASH EQUIVALENTS – END OF YEAR	$3,087,990	$4,792,366

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$1,344,334	$1,134,301
Interest	$353,455	$513,076
SUPPLEMENTARY SCHEDULES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accounts payable incurred in projects in process	$-	$246,502
Income tax withheld by clients to be used as a credit in the Company’s income tax return	$23,621	$53,573
Obligations under capital lease incurred for the acquisition of a vehicle	$33,695	$-
Conversion of cashless exercises warrants to shares of common stock	$-	$130

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Notes To Consolidated Financial Statements
For the Years Ended October 31, 2008 and 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Pharma-Bio Serv, Inc. (“Pharma-Bio”) is a Delaware corporation organized on January 14, 2004. Pharma-Bio is the parent company of Pharma-Bio Serv PR, Inc. (“Pharma-PR”), a Puerto Rico corporation, Pharma-Bio Serv US, Inc. (“Pharma-US”), a Delaware corporation, and Pharma-Bio Serv Validation & Compliance Limited (“Pharma-IR”), a majority owned Irish corporation. Pharma-Bio, Pharma-PR, Pharma-US and Pharma-IR are collectively referred to as the “Company.” The Company operates in Puerto Rico, the United States and in Ireland under the name of Pharma-Bio Serv and is engaged in providing technical compliance consulting services primarily to the pharmaceutical, chemical, medical device and biotechnology industries.

Pharma-US is a wholly owned subsidiary, which was organized in Delaware in July 2008. As of October 31, 2008, this subsidiary was in development stage and has not incurred significant revenues or expenses.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments (excluding obligations under capital leases and amounts due to affiliate): cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their liquidity or short-term nature. Management believes, based on current rates, that the fair value of its obligations under capital leases and amounts due to affiliate approximates the carrying amount.

Revenue Recognition

Revenue is primarily derived from: (1) time and materials contracts (representing approximately 90% of total revenues), which is recognized by applying the proportional performance model, whereby revenue is recognized as performance occurs, and (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 10% of total revenues), which revenue is recognized similarly, except that certain milestones also have to be reached before revenue is recognized. If the Company determines that a fixed-fee or “not to exceed” contract will result in a loss, the Company recognizes the estimated loss in the period in which such determination is made.

Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940 and liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. The Company's policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of the Company’s customers, bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," which requires an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Property and Equipment

Owned property and equipment, and leasehold improvements are stated at cost. Equipment and vehicles under capital leases are stated at the lower of fair market value or net present value of the minimum lease payments at the inception of the leases.

Depreciation and amortization of owned assets are provided for, when placed in service, in amount sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Assets under capital leases and leasehold improvements are amortized, over the shorter of the estimated useful lives of the assets or initial lease term. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred.

The Company evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the operating properties was present.

Intangible Assets

Definite-lived intangible assets, such as customer lists and covenants not to compete, are amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the reasonableness of the useful lives of these assets.

Stock-based Compensation

Effective November 1, 2006, the Company adopted the provisions of SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), and Staff Accounting Bulletin No. 107 (“SAB 107”) using the modified prospective method, which results in the provisions of SFAS 123R being applied to the consolidated financial statements on a prospective basis. Under the modified prospective recognition method, restatement of consolidated income from prior periods is not required, and accordingly, the Company has not provided such restatements. Under the modified prospective provisions of SFAS 123R, compensation expense is recorded for the unvested portion of previously granted awards that were outstanding on November 1, 2006 and all subsequent awards. SFAS 123R requires that all stock-based compensation expense be recognized in the consolidated financial statements based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model at grant date. SFAS 123R also amends SFAS No. 95, “Statement of Cash Flows”, to require that excess tax benefits related to stock-based compensation be reflected as cash flows from financing activities rather than cash flows from operating activities. The Company does not recognize such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

Income Per Share of Common Stock

Basic income per share of common stock is calculated dividing net income by the weighted average number of shares of common stock outstanding. Diluted income per share includes the dilution of common stock equivalents.

The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

Foreign Operations

The functional currency of the Company’s foreign subsidiary is its local currency. The assets and liabilities of the Company’s foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders’ equity and as a component of comprehensive income.

The Company’s intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders’ equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the condensed consolidated statements of income were not significant for the periods presented.

Reclassifications

Certain reclassifications have been made to the October 31, 2007 consolidated financial statements to conform them to the October 31, 2008 consolidated financial statements presentation. Such reclassifications do not have effect on net income as previously reported.

NOTE B - RECENT ACCOUNTING PRONOUNCEMENTS

1. In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R requires: the assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; liabilities related to contingent consideration to be remeasured at fair value at each subsequent reporting period; and acquisition-related costs to be expensed as these are incurred. SFAS 141R also requires additional disclosures of information surrounding a business combination. The provisions of SFAS 141R are effective for fiscal years beginning on or after December 15, 2008 and apply to business combinations that are completed on or after the date of adoption. The Company has not yet adopted this pronouncement, but expects that the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company completes after the effective date, if any.

2. In December 2007, the FASB issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”. This Statement applies to all entities that prepare consolidated financial statements, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.

Management does not expect that the application of this standard will have any significant effect on the Company's consolidated financial statements.

3. In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”.

Management does not expect that the application of this standard will have any significant effect on the Company's consolidated financial statements.

4. In September 2006, the FASB issued Statement No. 157 “Fair Value Measurement”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of this Statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for certain exceptions stated in the Statement.

Management does not expect that the application of this standard will have any significant effect on the Company's consolidated financial statements.

5. In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The application of this standard had no significant effect on the Company's results of operations or its financial condition.

6. Other recently issued FASB Statements or Interpretations, SEC Staff Accounting Bulletins, and AICPA Emerging Issue Task Force Consensuses have either been implemented or are not applicable to the Company.

NOTE C - PROPERTY AND EQUIPMENT

The balance of property and equipment at October 31, 2008 and 2007 consisted of the following:

		October 31,
	Useful life (years)	2008	2007
Vehicles under capital leases	5	$255,129	$221,434
Leasehold improvements	5	566,851	19,279
Computers	3	253,417	185,491
Equipment	3-5	752,744	119,672
Furniture and fixtures	10	119,349	68,509
Projects in progress	-	54,170	508,399
Total		2,001,660	1,122,784
Less: Accumulated depreciation and amortization		(480,085)	(322,933)
Property and equipment, net		$1,521,575	$799,851

NOTE D - OTHER ASSETS

At October 31, 2008 and 2007 non-current other assets included the following:

	October 31,
	2008	2007
Intangible assets:
Covenant not to compete, net of accumulated amortization of $58,333 and $38,333 in October 31, 2008 and 2007, respectively	$41,667	$61,667
Customer-related intangibles, net of accumulated amortization of $141,667 and $91,667 in October 31, 2008 and 2007, respectively	8,333	58,333
Total intangible assets net of amortization	50,000	120,000
Other assets	13,127	14,686
Total non-current other assets	$63,127	$134,686

Covenant not to compete represents the portion of the payment made in connection with the purchase of the Pharma-PR stock that was allocated to a non-competition covenant. Under this agreement, the then sole stockholder of Pharma-PR agreed not to compete with the Company for a period of five years. The covenant not to compete of $100,000 is amortized on the straight-line method over the five-year term of the non-competition covenant.

Customer-related intangible assets consist mainly of a customer list which Pharma-PR acquired along with other assets from a business which performs in the United States consulting services similar to those performed by the Company in Puerto Rico. The value of the customer list of $150,000 is being amortized on the straight-line method over its estimated useful life of three years.

Intangible assets amortization expense for each of the years ended on October 31, 2008 and 2007 amounted to $70,000.

NOTE E - LINE-OF-CREDIT

The Company has available an unsecured line-of-credit with a financial institution, which provides for borrowings up to $250,000. This line of credit may be used as working capital whenever the Company’s bank account cannot meet its daily cash requirements. Interest on advances obtained from this line-of-credit will be paid at 2% over the bank’s prevailing prime rate. At no time during the periods presented herein was the line-of-credit used.

NOTE F - INCOME TAXES

On July 2008, Pharma-Bio and Pharma-PR obtained a Grant of Industrial Tax Exemption (“the Grant”) from the Puerto Rico Industrial Development Company pursuant to the terms and conditions set forth in Act No. 135 of December 2, 1997, as amended. The Grant provides relief on various Puerto Rico taxes, including income tax, mostly for the Company's new microbiological testing facility and service activities outside of Puerto Rico. The Grant is effective as of September 1, 2007 and covers a ten year period. Activities covered by the Grant are subject to a reduced income tax rate of 7%.

For fiscal year 2008 Pharma-PR operations not covered in the exempt activities of the Grant are subject to Puerto Rico income tax at a maximum tax rate of 39% as provided by the 1994 Puerto Rico Internal Revenue Code, as amended. However, for the year ended October 31, 2007, the Company was subject to an additional 2.5% special tax as imposed to corporations and partnerships by Puerto Rico Act No. 41 of August 2005, as amended by Act No. 244 of November 2006.

The operations carried out in the United States by the Company’s subsidiary are taxed in the United States. With certain limitations, the Company receives a credit on its Puerto Rico tax for the federal income tax paid. Also, upon distribution of earnings by the Puerto Rican subsidiary to its parent those dividends are taxed at the federal level, however, the parent is able to receive a credit for the taxes paid by the subsidiary on its operations in Puerto Rico, to the extent of the federal taxes that result from those earnings (determined at rates which are normally lower than in Puerto Rico). As a result, the income tax expense of the Company, under its present corporate structure, would normally be the Puerto Rico taxes on operations in Puerto Rico, plus 10% withholding in Puerto Rico from dividends paid to the Puerto Rican subsidiary’s parent, plus federal taxes on operations in the United States.

Deferred income tax assets and liabilities are computed for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2008 and 2007, the Company has not recognized deferred income taxes on $3,792,546 and $2,099,583 of undistributed earnings of its Puerto Rican subsidiary, respectively, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject to a $379,255 and $209,958 tollgate tax, respectively.

The reasons for the difference between the provision for income tax applicable to income before provision for income taxes and the amount computed by applying the applicable statutory tax rate in Puerto Rico were as follows:

	Year ended October 31,
	2008	2007
Theoretical income tax expense by application of statutory rates to the book pre-tax income	$1,042,524	$1,401,569
Benefit of tax grant	(28,660)	-
Permanent differences, net	7,423	34,733
	$1,021,287	$1,436,302

At October 31, 2008, Pharma-Bio, Pharma-IR and Pharma-PR have unused operating losses of approximately $204,000, $253,000 and $181,000 after considering various timing differences for income tax purposes, which result in a potential deferred tax asset of approximately $71,400, $31,600 and $12,300, respectively. However, an allowance has been provided covering the total amount of such balance since it is uncertain whether the net operating losses can be used to offset future taxable income before their expiration dates. Realization of future tax benefits related to a deferred tax asset is dependent on many factors, including the company’s ability to generate taxable income. Accordingly, the income tax expense or benefit will be recognized on a yearly basis when they are realized. These net operating losses are available to offset future taxable income and expire for Pharma-Bio and Pharma-PR in 2026 and 2015, respectively, while for Pharma-IR are available indefinitely.

Effective November 1, 2007, the Company adopted the provisions of FIN 48 which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. As a result of the implementation of FIN 48, the Company recognized no increase in the liability for unrecognized tax benefits. Therefore upon implementation of FIN 48, the Company recognized no material adjustment to the November 1, 2007 balance of retained earnings. By the end of 2008, the Company had no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations.

The Company files income tax returns in the U.S. in federal and various states jurisdictions, Puerto Rico and Ireland. The 2003 through 2008 tax years are open and may be subject to potential examination in one or more jurisdictions. We are not currently under federal, state, Puerto Rico or foreign income tax examination.

NOTE G - DUE TO AFFILIATE

Pursuant to a plan and agreement of merger dated January 25, 2006, the Company agreed to pay its then sole stockholder of Pharma-PR three installments of $2,750,000 on January 25, 2007, 2008 and 2009, including imputed interest of 6.72%. As of October 31, 2008 and 2007 the outstanding installments balances were:

	October 31,
Installments due within the year ended October 31,:	2008	2007
2009	$2,750,000	$2,750,000
2008	-	2,750,000
Total installments due	2,750,000	5,500,000
Less imputed interest	(43,108)	(262,235)
Present value of minimum payments	2,706,892	5,237,765
Current portion	(2,706,892)	(2,706,892)
Long-term portion	$-	$2,530,873

NOTE H – COMMITMENTS AND CONTINGENCIES

Capitalized lease obligations - The Company leases vehicles under non-cancelable capital lease agreements with a cost of $255,129 and $221,434 (accumulated depreciation of $160,488 and $111,147) as of October 31, 2008 and 2007, respectively. Amortization expense for these assets amounted to $49,341 and $44,286 in the years ended October 31, 2008 and 2007, respectively. The following is a schedule, by year, of future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments at October 31, 2008:

Twelve months ending October 31,	Amount
2009	$65,162
2010	40,293
2011	8,054
2012	8,054
2013	2,015
Total future minimum lease payments	123,578
Less: Amount of imputed interest	(8,326)
Present value of future minimum lease payments	115,252
Current portion of obligation under capital leases	(45,318)
Long-term portion	$69,934

Operating facilities - The Company conducts its administrative operations in office facilities which are leased under three different rental agreements.

In February 2007, the Company entered into a lease agreement with an affiliate of the chief executive officer for the new headquarters and laboratory testing facilities in Dorado, Puerto Rico. The lease agreement is for a term of five years with monthly rental payments of $18,750, $19,687, $20,672, $21,705 and $22,791 for each of the years under the lease. The lease agreement ends in January 2012 and provides a five year-renewal option. The agreement also requires the payment of utilities, property taxes, insurance and a portion of expenses incurred by the affiliate in connection with the maintenance of common areas. Through January 2007, a different smaller facility was leased from the same entity.

In August 2007, the Company renewed its lease agreement for office facilities in Limerick, Pennsylvania. The lease agreement was renewed for a term of three years with monthly rental payments of $1,050, $1,100, and $1,150; for each of the years under the lease which ends in July 2010.

The Company maintains office facilities in Cork, Ireland. The facilities are under a month-to-month lease with monthly payments of approximately $750.

The Company leases certain apartments as dwellings for employees. The leases are under short-term lease agreements and usually are cancelable upon 30-day notification.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of October 31, 2008 are:

Amount
2009	$258,459
2010	267,715
2011	270,233
2012	68,372
Total minimum lease payments	$864,779

Rent expense during the years ended October 31, 2008 and 2007 was $407,554 and $251,231, respectively.

Contingencies - In the ordinary course of business, the Company may be a party to legal proceedings incidental to the business. These proceedings are not expected to have a material adverse effect on the Company’s business or financial condition.

NOTE I - STOCK OPTIONS AND STOCK BASED COMPENSATION

In October 2005, the Company's board of directors adopted, and on April 25, 2006, the Company’s stockholders approved, the 2005 Long-Term Incentive Plan, covering 2,500,000 shares of common stock. The 2005 plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, consultants and directors. The 2005 plan is to be administered by a committee of independent directors. In the absence of a committee, the plan is administered by the board of directors. Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds at least 10% of the Company’s common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

Effective November 1, 2006, the Company adopted the provisions of SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), and S.E.C. Staff Accounting Bulletin No. 107 (“SAB 107”). The Company recognizes stock-based compensation based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited.

The 2005 Plan stock options activity and status for the years ended October 31, 2008 and 2007 was as follows:

	Year ended October 31,
	2008		2007
		Weighted-		Weighted-
		Average Option		Average Option
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	1,199,355	$0.7496	1,348,090	$0.7344
Granted	415,000	$0.6821	100,000	$0.7675
Exercised	-		-
Forfeited	(257,583)	$0.7363	(248,735)	$0.7399
Total outstanding at end of year	1,356,772	$0.7213	1,199,355	$0.7496

Outstanding exercisable stock options at end of year	479,648	$0.7359	75,000	$0.6000

	October 31, 2008	October 31, 2007
Weighted average remaining years in contractual life for:
Total outstanding options	2.7 years	3.3 years
Outstanding exercisable options	2.5 years	3.4 years
Shares of common stock available for issuance pursuant to future stock option grants	1,143,228	1,300,645

The following table presents the stock-based compensation included in the Company’s consolidated statement of income and the effect in earnings per share:

	Year ended October 31,
	2008	2007
Stock-based compensation expense:
Cost of services	$17,245	$60,990
Selling, general and administrative	24,941	54,414
Stock-based compensation before tax	42,186	115,404
Income tax benefit	-	-
Net stock-based compensation expense	$42,186	$115,404

Effect on earnings per share:
Basic earnings per share	$(0.002)	$(0.006)
Diluted earnings per share	$(0.002)	$(0.005)

As of October 31, 2008, estimated stock based compensation expense to be recognized in future periods for granted nonvested stock options amounted to approximately $97,000. These nonvested stock options compensation expense will be recognized in a weighted average period of approximately 1.7 years.

The fair value of stock-based awards to employees is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of the option has been estimated using the “simplified” method as provided in Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107. Under this method, the expected term equals the arithmetic average of the vesting term and the contractual term of the option. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company’s stock price. These factors could change in the future, which would affect fair values of stock options granted in such future periods, and could cause volatility in the total amount of the stock-based compensation expense reported in future periods.

The following weighted average assumptions were used to estimate the fair value of stock options granted for the years ended October 31, 2008 and 2007:

	Year ended October 31,
	2008	2007
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	82.6%	10.0%
Risk free interest rate	3.2%	4.7%
Expected life of options	3.5 years	2.65 years
Weighted average fair value of options granted	$0.1197	$0.1506

As of October 31, 2008 the outstanding stock options have no aggregate intrinsic value since the closing stock price on such date was below the exercise price of the stock options. The aggregate intrinsic value represents the difference between the Company’s stock price at year end and the exercise price, multiplied by the number of in-the money options had all option holders exercised their options. This amount changes based on the fair market value of the Company’s stock. For the years ended October 31, 2008 and 2007 no stock options were exercised.

Pursuant to the acquisition of Pharma-PR, Pharma-Bio agreed that it would issue 100 shares of common stock to each of Pharma-PR's eligible employees. Such shares will not be issued until Pharma-Bio is eligible to use a Form S-8 registration statement in connection with the issuance of such shares. Approximately 16,500 shares of common stock may be issued pursuant to this program.

On December 2008, subsequent to our fiscal year end herein reported, in accordance with the 2005 Long-Term Incentive Plan, the Company awarded 180,000 stock options to certain employees and executives.

NOTE J – WARRANTS

At October 31, 2008 and 2007 the Company had outstanding warrants to purchase 11,053,216 and 12,188,892 shares, respectively, of the Company’s common stock at prices ranging from $0.06 to $1.65 per share for both years. The warrants became exercisable at various dates commencing in 2004 and expire at various dates through 2014.

Warrants for the purchase of 466,667 and 669,009 common shares with exercise prices of $0.7344 and $0.06, respectively, were exercised by two warrant holders in July 2008. Proceeds in excess of the common shares’ par value were recorded in the consolidated financial statements as Additional Paid-in Capital.

On January 23, 2009, the Board of Directors of the Company authorized a one year extension on the expiration date of the outstanding warrants issued pursuant to, and subject to the terms and conditions of, those certain Series C Common Stock Purchase Warrants of the Company, dated as of January 25, 2006, and which were set to expire on January 24, 2009. In total, this extension of the expiration date of the common stock purchase warrants identified above will apply to an aggregate of 973,225 warrants. These warrants have an exercise price of $0.7344.

NOTE K – EARNINGS PER SHARE

The following data show the amounts used in the calculations of basic and diluted earnings per share.

	Years ended October 31,
	2008	2007
Net income available to common equity holders - used to compute basic and diluted earnings per share	$1,487,796	$1,901,167
Weighted average number of common shares - used to compute basic earnings per share	19,970,549	19,391,063
Effect of warrants to purchase common stock	2,288,467	2,775,119
Effect of options to purchase common stock	-	-
Weighted average number of shares - used to compute diluted earnings per share	22,259,016	22,166,182

Warrants for the purchase of 8,972,625 and 9,439,292 shares of common stock for the years ended in October 31, 2008 and 2007, respectively, were not included in computing diluted earnings per share because their effects were antidilutive. In addition, options for the purchase of 1,356,772 and 1,199,355 shares of common stock for the years ended in October 31, 2008 and 2007, respectively, were not included in computing diluted earnings per share because their effects were also antidilutive.

NOTE L - CONCENTRATION OF RISKS

Cash and cash equivalents

The Company maintains cash deposits in a FDIC insured bank and in a money market obligations trust, registered under the US Investment Company Act of 1940, as amended. The bank deposit balances frequently exceed federally insured limits. The money market fund is insured until April 30, 2009 under the United States Treasury Temporary Guarantee Program. No losses have been experienced or are expected on these accounts.

Accounts receivable and revenues

Management deems all its accounts receivable to be fully collectible, and, as such, does not maintain any allowances for uncollectible receivables.

The Company's revenues, and the related receivables, are concentrated in the pharmaceutical industry in Puerto Rico, the United States of America and Ireland. Although few customers represent a significant source of revenue, the Company’s functions are not a continuous process, accordingly, the client base for which the services are typically rendered, on a project-by-project basis, changes regularly.

The Company provided a substantial portion of its services to three customers, who accounted for 10% or more of its revenues in either of the years ended October 31, 2008 or 2007. During the year ended October 31, 2008 revenues from these customers were 29%, 28% and 0%, or a total of 57%, as compared to the same period last year for 26%, 11% and 22%, or a total of 59%, respectively. At October 31, 2008 and 2007 amounts due from these customers represented 49% and 45% of total accounts receivable balance, respectively.

NOTE M - RETIREMENT PLAN

Pharma-PR has a qualified profit sharing plan in accordance with the provision of Section l165(a)(3)(A) of the Puerto Rico Code, for employees who meet certain age and service period requirements. The Company makes contributions to this plan as required by the provisions of the plan document. Contributions for the years ended October 31, 2008 and 2007 were $60,640 and $69,595, respectively.

NOTE N – SUBSEQUENT EVENT

On December 2008, Pharma-PR acquired the operations and assets of Puerto Rico-based Integratek Corp. (“Integratek”), an information technology services and consulting firm. Pursuant to the Asset Purchase Agreement between Integratek Corp. and Pharma-PR, Pharma-PR acquired approximately $100,000 in tangible net assets, and will disburse, on various installments within 90 days from closing, a total amount of approximately $210,000 for the purchase of the operations and net assets.

PHARMA-BIO SERV, INC.
Condensed Consolidated Balance Sheets
(Unaudited)

	January 31, 2009	October 31, 2008
ASSETS:
Current assets
Cash and cash equivalents	$1,564,897	$3,087,990
Accounts receivable	2,254,447	3,245,153
Other	236,046	194,108
Total current assets	4,055,390	6,527,251

Property and equipment	1,510,877	1,521,575
Other assets	142,706	63,127
Total assets	$5,708,973	$8,111,953

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities
Current portion-obligations under capital leases	$58,239	$45,318
Accounts payable and accrued expenses	1,009,902	1,189,705
Due to affiliate	500,000	2,706,892
Income taxes payable	7,664	48,324
Total current liabilities	1,575,805	3,990,239

Other long-term liabilities	45,979	69,934
Total liabilities	1,621,784	4,060,173
Stockholders' equity:
Preferred Stock, $0.0001 par value; authorized 10,000,000 shares; none outstanding	-	-
Common Stock, $0.0001 par value; authorized 50,000,000 shares; issued and outstanding 20,751,215 shares	2,075	2,075
Additional paid-in capital	558,113	540,337
Retained earnings	3,553,506	3,534,060
Accumulated other comprehensive loss	(26,505)	(24,692)
Total stockholders' equity	4,087,189	4,051,780
Total liabilities and stockholders' equity	$5,708,973	$8,111,953

See notes to condensed consolidated financial statements.

PHARMA-BIO SERV, INC.
Condensed Consolidated Statements of Income
(Unaudited)

	Three months ended January 31,
	2009	2008
REVENUES	$2,893,516	$3,604,303

COST OF SERVICES	2,031,782	2,241,882

GROSS PROFIT	861,734	1,362,421

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	711,916	815,910

INCOME FROM OPERATIONS	149,818	546,511

OTHER INCOME (EXPENSES):
Interest expense	(44,616)	(88,110)
Interest income	11,095	43,415
Gain on disposition of property and equipment	7,950	-
	(25,571)	(44,695)

INCOME BEFORE INCOME TAXES	124,247	501,816

INCOME TAXES	104,801	219,093

NET INCOME	$19,446	$282,723

BASIC EARNINGS PER COMMON SHARE	$0.009	$0.014

DILUTED EARNINGS PER COMMON SHARE	$0.009	$0.013

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING – BASIC	20,751,215	19,615,539

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING – DILUTED	22,554,394	22,121,341

See notes to condensed consolidated financial statements.

PHARMA-BIO SERV, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended January 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,446	$282,723
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposition of property and equipment	(7,950)	-
Stock-based compensation	17,777	33,313
Depreciation and amortization	92,665	50,427
Imputed interest expense	43,108	86,255
Decrease in accounts receivable	1,033,921	400,228
(Increase) decrease in other assets	(40,333)	54,208
(Decrease) increase in liabilities	(223,486)	107,328
NET CASH PROVIDED BY OPERATING ACTIVITIES	935,148	1,014,482

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(58,118)	(444,042)
Payments for business assets acquisition	(150,394)	-
Proceeds from sale of property and equipment	12,400	-

NET CASH USED IN INVESTING ACTIVITIES	(196,112)	(444,042)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments on obligations under capital lease	(11,034)	(10,205)
Payments to affiliate	(2,250,000)	-
NET CASH USED IN FINANCING ACTIVITIES	(2,261,034)	(10,205)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,095)	-
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,523,093)	560,235

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,087,990	4,792,366

CASH AND CASH EQUIVALENTS – END OF PERIOD	$1,564,897	$5,352,601

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$190,007	$-
Interest	$1,507	$1,855
SUPPLEMENTARY SCHEDULES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accounts payable incurred in projects in process	$-	$84,306
Income tax withheld by clients to be used as a credit in the Company’s income tax return	$4,013	$-
Property and equipment disposed with an accumulated depreciation of $27,544	$31,995
Obligations under capital lease incurred for the acquisition of a vehicle	$-	$33,695

See notes to condensed consolidated financial statements.

PHARMA-BIO SERV, INC.
Notes To Condensed Consolidated Financial Statements
January 31, 2009
(Unaudited)

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Pharma-Bio Serv, Inc. (“Pharma-Bio”) is a Delaware corporation organized on January 14, 2004. Pharma-Bio is the parent company of Pharma-Bio Serv PR, Inc. (“Pharma-PR”), a Puerto Rico corporation, Pharma-Bio Serv US, Inc. (“Pharma-US”), a Delaware corporation, and Pharma-Bio Serv Validation & Compliance Limited (“Pharma-IR”), a majority owned Irish corporation. Pharma-Bio, Pharma-PR, Pharma-US and Pharma-IR are collectively referred to as the “Company.” The Company operates in Puerto Rico, the United States and in Ireland under the name of Pharma-Bio Serv and is engaged in providing technical compliance consulting services primarily to the pharmaceutical, chemical, medical device and biotechnology industries.

Pharma-US is a wholly owned subsidiary, which was organized in Delaware in July 2008. As of January 31, 2009, this subsidiary was in development stage and has not incurred significant revenues or expenses.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated balance sheet of the Company as of October 31, 2008 is derived from audited consolidated financial statements but does not include all disclosures required by generally accepted accounting principles. The unaudited interim condensed consolidated financial statements, include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations and cash flows for the interim periods. The results of operations for the three months ended January 31, 2009 are not necessarily indicative of expected results for the full 2009 fiscal year.

The accompanying financial data as of January 31, 2009, and for the three months ended January 31, 2009 and 2008 has been prepared by us, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes contained in our audited Consolidated Financial Statements and the notes thereto for the fiscal year ended October 31, 2008.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments (excluding obligations under capital leases and amounts due to affiliate): cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their liquidity or short-term nature. Management believes, based on current rates, that the fair value of its obligations under capital leases and amounts due to affiliate approximates the carrying amount.

Revenue Recognition

Revenue is primarily derived from: (1) time and materials contracts (representing approximately 90% of total revenues), which is recognized by applying the proportional performance model, whereby revenue is recognized as performance occurs, and (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 10% of total revenues), which revenue is recognized similarly, except that certain milestones also have to be reached before revenue is recognized. If the Company determines that a fixed-fee or “not to exceed” contract will result in a loss, the Company recognizes the estimated loss in the period in which such determination is made.

Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940 and liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. The Company's policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of the Company’s customers, bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," which requires an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Property and equipment

Owned property and equipment, and leasehold improvements are stated at cost. Equipment and vehicles under capital leases are stated at the lower of fair market value or net present value of the minimum lease payments at the inception of the leases.

Depreciation and amortization of owned assets are provided for, when placed in service, in amount sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Assets under capital leases and leasehold improvements are amortized, over the shorter of the estimated useful lives of the assets or initial lease term. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred. As of January 31, 2009 and October 31, 2008 the accumulated depreciation and amortization amounted to $531,873 and $480,085, respectively.

The Company evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the operating properties was present.

Intangible assets

Definite-lived intangible assets, such as customer lists and covenants not to compete, are amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the reasonableness of the useful lives of these assets.

Stock-based Compensation

SFAS 123R requires that all stock-based compensation expense be recognized in the consolidated financial statements based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model at grant date. SFAS 123R also amends SFAS No. 95, “Statement of Cash Flows”, to require that excess tax benefits related to stock-based compensation be reflected as cash flows from financing activities rather than cash flows from operating activities. The Company does not recognize such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

Income Per Share of Common Stock

Basic income per share of common stock is calculated dividing net income by the weighted average number of shares of common stock outstanding. Diluted income per share includes the dilution of common stock equivalents.

The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

Foreign Operations

The functional currency of the Company’s foreign subsidiary is its local currency. The assets and liabilities of the Company’s foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders’ equity and as a component of comprehensive income.

The Company’s intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders’ equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the consolidated statements of income were not significant for the periods presented.

Reclassifications

Certain reclassifications have been made to the January 31, 2008 condensed consolidated financial statements to conform them to the January 31, 2009 condensed consolidated financial statements presentation. Such reclassifications do not have effect on net income as previously reported.

NOTE B - RECENT ACCOUNTING PRONOUNCEMENTS

1. In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, Business Combinations (“SFAS 141R”). SFAS 141R requires: the assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; liabilities related to contingent consideration to be remeasured at fair value at each subsequent reporting period; and acquisition-related costs to be expensed as these are incurred. SFAS 141R also requires additional disclosures of information surrounding a business combination. The provisions of SFAS 141R are effective for fiscal years beginning on or after December 15, 2008 and apply to business combinations that are completed on or after the date of adoption. The Company has not yet adopted this pronouncement, but expects that the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company completes after the effective date, if any.

2. In December 2007, the FASB issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”. This Statement applies to all entities that prepare consolidated financial statements, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.

3. In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The application of this standard had no significant effect on the Company's consolidated financial statements.

4. In September 2006, the FASB issued Statement No. 157 “Fair Value Measurement”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of this Statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for certain exceptions stated in the Statement. The application of this standard had no significant effect on the Company's consolidated financial statements.

5. Other recently issued FASB Statements or Interpretations, SEC Staff Accounting Bulletins, and AICPA Emerging Issue Task Force Consensuses have either been implemented or are not applicable to the Company.

NOTE C - INCOME TAXES

On July 2008, Pharma-Bio and Pharma-PR obtained a Grant of Industrial Tax Exemption (“the Grant”) from the Puerto Rico Industrial Development Company pursuant to the terms and conditions set forth in Act No. 135 of December 2, 1997, as amended. The Grant provides relief on various Puerto Rico taxes, including income tax, mostly for the Company's new microbiological testing facility and service activities outside of Puerto Rico. The Grant is effective as of September 1, 2007 and covers a ten year period. Activities covered by the Grant are subject to a reduced income tax rate of 7%.

The operations carried out in the United States by the Company’s subsidiary are taxed in the United States. With certain limitations, the Company receives a credit on its Puerto Rico tax for the federal income tax paid. Also, upon distribution of earnings by the Puerto Rican subsidiary to its parent those dividends are taxed at the federal level, however, the parent is able to receive a credit for the taxes paid by the subsidiary on its operations in Puerto Rico, to the extent of the federal taxes that result from those earnings (determined at rates which are normally lower than in Puerto Rico). As a result, the income tax expense of the Company, under its present corporate structure, would normally be the Puerto Rico taxes on operations in Puerto Rico, plus 10% withholding in Puerto Rico from dividends paid to the Puerto Rican subsidiary’s parent, plus federal taxes on operations in the United States.

Deferred income tax assets and liabilities are computed for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company has not recognized deferred income taxes on undistributed earnings of its Puerto Rican subsidiary, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject to a tollgate tax.

Pharma-Bio, Pharma-IR and Pharma-PR have unused operating losses which result in a potential deferred tax asset. However, an allowance has been provided covering the total amount of such balance since it is uncertain whether the net operating losses can be used to offset future taxable income before their expiration dates. Realization of future tax benefits related to a deferred tax asset is dependent on many factors, including the company’s ability to generate taxable income. Accordingly, the income tax benefit will be recognized when realization is determined to be more probable than not. These net operating losses are available to offset future taxable income and expire for Pharma-Bio and Pharma-PR in 2026 and 2015, respectively, while for Pharma-IR are available indefinitely.

The statutory income tax rate differs to the effective rate mainly due to the new tax activities in Ireland and our microbiological testing facility which don’t have previous taxable income where their current net operating losses could be carried back and derive a tax benefit. As previously mentioned, it is company policy to recognize tax benefits of net operating loss carryforwards when realization is determined to be more probable than not.

The Company adopted the provisions of FIN 48 which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. As of January 31, 2009, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations.

The Company files income tax returns in the U.S. in federal and various states jurisdictions, Puerto Rico and Ireland. The 2003 through 2008 tax years are open and may be subject to potential examination in one or more jurisdictions. We are not currently under federal, state, Puerto Rico or foreign income tax examination.

NOTE D - DUE TO AFFILIATE

Pursuant to a plan and agreement of merger dated January 25, 2006, the Company agreed to pay its then sole stockholder of Pharma-PR three installments of $2,750,000 on January 25, 2007, 2008 and 2009, including imputed interest of 6.72%. In January 2009, the Company made an advance payment of $2,250,000 over the final installment due on January 25, 2009. The Company expects to pay the remaining balance during fiscal year 2009. As of January 31, 2009 and October 31, 2008 the outstanding installment balances were:

	January 31, 2009	October 31, 2008
Amount due within the year ended October 31, 2009	$500,000	$2,750,000
Less imputed interest	-	(43,108)
Present value of amount due	500,000	2,706,892
Current portion	(500,000)	(2,706,892)
Long-term portion	$-	$-

NOTE E – WARRANTS

At January 31, 2009 and October 31, 2008 the Company had outstanding warrants to purchase 11,053,216 and 12,188,892 shares, respectively, of the Company’s common stock at prices ranging from $0.06 to $1.65 per share. The warrants became exercisable at various dates commencing in 2004 and expire at various dates through 2014.

On January 23, 2009, the Board of Directors of the Company authorized a one year extension on the expiration date of the outstanding warrants issued pursuant to, and subject to the terms and conditions of, those certain Series C Common Stock Purchase Warrants of the Company, dated as of January 25, 2006, and which were set to expire on January 24, 2009. In total, this extension of the expiration date of the common stock purchase warrants identified above will apply to an aggregate of 973,225 warrants. These warrants have an exercise price of $0.7344.

NOTE F – EARNINGS PER SHARE

The following data shows the amounts used in the calculations of basic and diluted earnings per share.

	Three months ended January 31,
	2009	2008
Net income available to common equity holders - used to compute basic and diluted earnings per share	$19,446	$280,723
Weighted average number of common shares - used to compute basic earnings per share	20,751,215	19,615,539
Effect of warrants to purchase common stock	1,803,179	2,500,936
Effect of options to purchase common stock	-	4,866
Weighted average number of shares - used to compute diluted earnings per share	22,554,394	22,121,341

Warrants for the purchase of 8,972,625 and 9,687,956 shares of common stock for the three month periods ended in January 31, 2009 and 2008, respectively, were not included in computing diluted earnings per share because their effects were antidilutive. In addition, options for the purchase of 1,426,944 and 1,481,906 shares of common stock for the years ended in January 31, 2009 and 2008, respectively, were not included in computing diluted earnings per share because their effects were also antidilutive.

NOTE G - CONCENTRATION OF RISKS

Cash and cash equivalents

The Company maintains cash deposits in an FDIC insured bank and in a money market obligations trust, registered under the US Investment Company Act of 1940, as amended. The bank deposit balances frequently exceed federally insured limits. The money market fund is insured until April 30, 2009 under the United States Treasury Temporary Guarantee Program. No losses have been experienced or are expected on these accounts.

Accounts receivable and revenues

Management deems all its accounts receivable to be fully collectible, and, as such, does not maintain any allowances for uncollectible receivables.

The Company's revenues, and the related receivables, are concentrated in the pharmaceutical industry in Puerto Rico, the United States of America and Ireland. Although few customers represent a significant source of revenue, the Company’s functions are not a continuous process, accordingly, the client base for which the services are typically rendered, on a project-by-project basis, changes regularly.

The Company provided a substantial portion of its services to four customers, who accounted for 10% or more of its revenues in either of the three month periods ended January 31, 2009 or 2008. During the three months ended January 31, 2009 revenues from these customers were 29%, 23%, 12% and 7%, or a total of 71%, as compared to the same period last year for 27%, 25%, 5% and 13%, or a total of 70%, respectively. At January 31, 2009 amounts due from these customers represented 61% of total accounts receivable balance.